Exhibit 99.80

BITZERO HOLDINGS INC.

Annual Information Form

For the Fiscal Year Ended September 30, 2025

Dated: February 2, 2026

TABLE OF CONTENTS

GLOSSARY OF TERMS	1

MARKET AND INDUSTRY DATA	8

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	9

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION	12

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE	13

CORPORATE STRUCTURE	14

GENERAL DEVELOPMENT OF THE BUSINESS	15

RISK FACTORS	37

DIVIDENDS AND DISTRIBUTIONS	38

DESCRIPTION OF CAPITAL STRUCTURE	38

MARKET FOR SECURITIES	44

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	46

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	46

DIRECTORS AND OFFICERS	47

PRINCIPAL SECURITYHOLDERS	49

PROMOTERS	50

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	50

INDEBTEDNESS OF DIRECTORS AND OFFICERS	51

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	51

TRANSFER AGENTS AND REGISTRARS	51

MATERIAL CONTRACTS	52

INTERESTS OF EXPERTS	52

AUDIT COMMITTEE	53

ADDITIONAL INFORMATION	56

SCHEDULE “A”	1

ANNUAL INFORMATION FORM

This Annual Information Form is dated as of February 2, 2026, and unless otherwise indicated, the information contained herein is dated as of the last day of the most recently completed financial year of the Corporation (as such terms are defined hereinafter).

In this Annual Information Form, unless otherwise indicated or if the context otherwise requires, the “Corporation”, “we”, “us” and “our” means Bitzero Holdings Inc., and where the context so requires, includes its predecessors and Subsidiaries (as defined hereinafter).

All financial information and all dollar amounts in this Annual Information Form are prepared in U.S. dollars, unless otherwise indicated, and in accordance with IFRS (as hereinafter defined) as issued by the International Accounting Standards Board, as issued by the International Accounting Standards Board. Unless otherwise indicated, all references to “$” in this Annual Information Form refer to United States dollars.

On December 15, 2023, the Corporation completed a substantial issuer bid and purchased for cancellation 83,256,650 pre-consolidation WBM Common Shares (as hereinafter defined) at a price of $0.1225 per pre-consolidation WBM Common Share for an aggregate purchase price of C$10,198,940. The WBM Common Shares purchased under the substantial issuer bid represented approximately 95% of the total issued and outstanding WBM Common Shares (the “2023 Consolidation”). All references to the WBM Common Shares and securities issuable into WBM Common Shares in this Annual Information Form, other than in documents dated prior to December 15, 2023 that are incorporated by reference in this Annual Information Form, reflect post-2023 Consolidation amounts unless otherwise indicated or the context otherwise requires. All documents dated prior to December 15, 2023 that are incorporated by reference in this Annual Information Form reflect pre-2023 Consolidation amounts unless otherwise indicated or the context otherwise requires.

On October 4, 2024, the Corporation completed a share consolidation on the basis of 6,000,000 pre-consolidation WBM Common Shares to one post-consolidation WBM Common Share (the “2024 Consolidation”). All references to the WBM Common Shares and securities issuable into WBM Common Shares in this Annual Information Form, other than in documents dated prior to October 4, 2024, that are incorporated by reference in this Annual Information Form, reflect post-2024 Consolidation amounts unless otherwise indicated or the context otherwise requires. All documents dated prior to October 4, 2024, that are incorporated by reference in this Annual Information Form reflect pre-2024 Consolidation amounts unless otherwise indicated or the context otherwise requires.

On July 24, 2025, the Corporation completed the WBM Adjustment (as defined hereinafter) by completing a share split of the WBM Common Shares on a basis of 250,000 post-WBM Common Shares for every one pre-WBM Common Share such that the number of post-WBM Common Shares was 250,000. All references to the WBM Common Shares and securities issuable into WBM Common Shares in this Annual Information Form, other than in documents dated prior to July 24, 2025, that are incorporated by reference in this Annual Information Form, reflect post-WBM Adjustment amounts unless otherwise indicated or the context otherwise requires. All documents dated prior to July 24, 2025, that are incorporated by reference in this Annual Information Form reflect pre-WBM Adjustment amounts unless otherwise indicated or the context otherwise requires.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form. Words importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders:

“2023 Consolidation” has the meaning ascribed to it under AIF.

“2024 Consolidation” has the meaning ascribed to it under AIF.

“Aadnevik Invest” means Aadnevik Invest AS, organization number 921 091 834, being a company incorporated under the laws of Norway and wholly-owned by Frank Aadnevik.

“Active Capacity” means useable or immediately available capacity of a system, measured in MW.

“Affiliate” has the meaning ascribed to it in the BCBCA.

“AIF Date” means the date of the Annual Information Form being February 2, 2026.

“AIF” or “Annual Information Form” means this annual information form dated February 2, 2026.

“Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable Law and in force from time to time.

“Arcane Servers” means the space and other equipment necessary to operate computers and related hardware for cloud computing at the Norway Data Center.

“ASIC” means application-specific integrated circuits.

“Associate” has the meaning ascribed to it in the BCBCA.

“Audit Committee Charter” means the audit committee charter of the Corporation, attached to the Corporation’s Listing Statement, which is available on SEDAR+.

“Authorizations” means collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any Government Entity or pursuant to any requirement under applicable Law.

“Bakhashwain Employment Agreement” has the meaning ascribed to it “General Development of the Business.”

“Barbadian Subsidiary” means “Bitzero Inc.” a wholly-owned subsidiary of Bitzero incorporated under the laws of Barbados.

“Barbadian-Exanorth Data Services Agreement” has the meaning ascribed to it under “General Development of the Business.”

“BCBCA” means the Business Corporations Act (British Columbia).

“Bitcoin” is a Cryptocurrency that operates on a decentralized ledger system called a Blockchain.

“Bitzero 2024 Financing” has the meaning ascribed to it “General Development of the Business.”

“Bitzero 2025 Financing” has the meaning ascribed to it “General Development of the Business.”

“Bitzero Blockchain Options” means options outstanding in the capital Bitzero Blockchain exercisable for Bitzero Shares.

“Bitzero Blockchain” means Bitzero Blockchain Inc., a company existing under the BCBCA, which was acquired by the Corporation pursuant to the Reverse Takeover Transaction and is now the operating wholly-owned subsidiary of the Corporation.

“Bitzero Convertible Note Financing” has the meaning ascribed to it “General Development of the Business.”

“Bitzero Convertible Notes” has the meaning ascribed to it “General Development of the Business.”

“Bitzero Finland” means Bitzero Finland Oy, a wholly owned subsidiary of Bitzero Blockchain organized under the laws of Finland.

“Bitzero Holdings” or “Corporation” means Bitzero Holdings Inc., a company existing under the BCBCA, which, prior to the Reverse Takeover Transaction was called “WBM Capital Corp.” The Corporation is the resulting issuer from the Reverse Takeover Transaciton between WBM Capital Corp. and Bitzero Blockchain (see “Reverse Takeover Transaction”).

“Bitzero ND I” means Bitzero ND I, LLC corporation formed under the laws of North Dakota, USA, being a wholly-owned subsidiary of Bitzero.

“Bitzero ND II” means Bitzero ND II, LLC, a corporation formed under the laws of North Dakota, USA, being a wholly-owned subsidiary of Bitzero.

“Bitzero Non-Voting Shares” means non-voting shares in the capital of Bitzero Blockchain.

“Bitzero Shares” means the common shares in the capital of Bitzero Blockchain.

“Block Reward” is the total amount of Bitcoins awarded to the miner or pool that found a given Bitcoin block, and consists of a combination of Block Subsidy and Transaction Fees.

“Block Subsidy” is the amount of newly minted Bitcoins in each block as fixed by the Bitcoin protocol.

“Blockchain” means a decentralized digital ledger that enables secure, transparent, and immutable transactions.

“Board” means the board of directors of the Corporation.

“Business Day” means a day, other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of business in Toronto, Ontario and Vancouver, British Columbia.

“Business” has the meaning ascribed to it under “Description of the Business.”

“CEO” means Chief Executive Officer.

“CFO” means Chief Financial Officer.

“Chamandy Litigation” has the meaning ascribed to it under “Legal Proceedings and Regulatory Actions.”

“Convertible Securities” has the meaning ascribed to it under “Description of Capital Structure.”

“Corporation” means Bitzero Holdings Inc.

“Corporation Recapitalization” has the meaning ascribed to it under “Description of Capital Structure.”

“Cryptocurrency” is a form of encrypted and decentralized digital currency, transferred directly between peers across the internet, with transactions being settled, confirmed and recorded in a distributed public ledger through mining. Cryptocurrency is either newly “minted” through an initial coin/token offering or mined, which results in a new coin generated as a reward to incentivize Miners for verifying transactions on the Blockchain.

“CSE” means the Canadian Securities Exchange.

“C&W Agency Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Equipment Manufacturer” has the meaning ascribed to it under “General Development of the Business.”

“Escrow Agreement” has the meaning ascribed to it under “Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer.”

“Escrowed Securities” has the meaning ascribed to it under “Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer.”

“Exakraft” means Exakraft AS, a Norwegian private limited company.

“Exanorth-Arcane Agreement” means the hosting agreement that Exanorth entered into under which Exanorth arranges the Arcane Servers.

“Exanorth” means Exanorth AS, a Norwegian private limited company, being a wholly-owned subsidiary of Bitzero.

“Exanorth-Exakraft Settlement Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Exanorth-Arcane Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Exanorth-Arcane Settlement Agreement” has the meaning ascribed to it “General Development of the Business.”

“FAR Conditions” has the meaning ascribed to it “General Development of the Business.”

“FAR Convertible Note” has the meaning ascribed to it under “General Development of the Business.”

“FAR LOI” has the meaning ascribed to it under “General Development of the Business.”

“FAR Transformer Sales Agreement” has the meaning ascribed to it under “General Development of the Business.”

“FAR” has the meaning ascribed to it “General Development of the Business.”

“Finland Option Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Finland Preliminary Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Finland Property Agreements” has the meaning ascribed to it under “General Development of the Business.”

“Finland Real Estate I” has the meaning ascribed to it under “General Development of the Business.”

“Finland Real Estate II” means the 95,000 square meters of land in Kokemäki, Finland.

“Finland Real Estate III” has the meaning ascribed to it under “General Development of the Business.”

“Finland Real Estate Purchase Agreement” has the meaning ascribed to it under “General Development of the Business.”

“First Norway Property” means a 43,000 square meters of land on Kjelmo Statskog in Namsskogan, Norway that is owned by Exanorth.

“Flexibility Provider” has the meaning ascribed to it under “General Development of the Business.”

“Flexibility Services Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Floor” has the meaning ascribed to it “General Development of the Business.”

“Governmental Entities” means: (a) any international, multi-national, national, federal, provincial, territorial, State, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including, for greater certainty, the CSE.

“Hashrate” refers to the measure of the overall computing power that Miners use to produce new digital coins on a Cryptocurrency network.

“HPC” means high-performance computing, a technology that uses clusters of powerful processes that work in parallel to process multidimensional data sets and solve complex problems at high speeds.

“IFRS” means the international financial reporting standards.

“Inactive Capacity” means the portion of MW that are available but is not currently being utilized or is unavailable for use.

“Inder Saini Agreement” has the meaning ascribed to it “General Development of the Business.”

“IT” means information technology.

“JGB First Draw Conversion Amount” has the meaning ascribed to it “General Development of the Business.”

“JGB First Draw” has the meaning ascribed to it “General Development of the Business.”

“JGB First Ratchet Issuance” has the meaning ascribed to it “General Development of the Business.”

“JGB First Warrants” has the meaning ascribed to it “General Development of the Business.”

“JGB Loan Agreement” has the meaning ascribed to it “General Development of the Business.”

“JGB Second Draw Agreement” has the meaning ascribed to it “General Development of the Business.”

“JGB Second Draw” has the meaning ascribed to it “General Development of the Business.”

“JGB Second Ratchet Issuance” has the meaning ascribed to it “General Development of the Business.”

“JGB Second Warrants” has the meaning ascribed to it “General Development of the Business.”

“K&P Services Agreement” has the meaning ascribed to it “General Development of the Business.”

“Klimacloud” has the meaning ascribed to it “General Development of the Business.”

“Klimacloud SPA” the meaning ascribed to it “General Development of the Business.”

“K33 Markets TCA” has the meaning ascribed to it “General Development of the Business.”

“K33 Markets” has the meaning ascribed to it “General Development of the Business.”

“Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, unless expressly specified otherwise.

“Letter Agreement” means the letter agreement between Bitzero Blockchain and WBM, pursuant to which WBM acquired the issued and outstanding equity securities of Bitzero Blockchain.

“Listing Date” means the date that the Corporation was listed on the CSE, being November 24, 2025.

“Listing Statement” has the meaning ascribed to it under “Certain Documents Incorporated by Reference.”

“Luxor Mining Pool” means the Mining Pool created by Luxor, pursuant to a services agreement between Bitzero Blockchain and Luxor.

“Luxor Software” means the software underlying the Luxor Mining Pool.

“Management” means management of the Corporation.

“Material Adverse Effect” means a material adverse effect on the Business, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Corporation and its Subsidiaries, taken as a whole.

“Miners” means a computer configured for the purpose of performing Blockchain computer operations.

“Mining” or “Mine” means the process of using Miners to provide the service of verifying and validating cryptographic Blockchain transactions and being rewarded with Cryptocurrency in return for such service;

“Mining Pool” means a joint group of Cryptocurrency Miners who combine their computational resources over a network. Individually, participants in a mining pool contribute their processing power toward the effort of finding a block. This does not include Hashrate based exchanges or Hashrate contracts.

“Name Change” the change of WBM’s name to “Bitzero Holdings Inc.”

“ND I, ROFR” has the meaning ascribed to it under “General Development of the Business.”

“Nekoma Pyramid” means the Stanley R. Mickelson Safeguard Complex, renamed the Nekoma Pyramid, a non-operational data center located on the North Dakota Property.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“NO4” means a northern Norway bidding area.

“NOK” means the Norwegian Krone.

“Non-Voting Share Conversion Notice” has the meaning ascribed to it under “Description of Capital Structure.”

“Non-Voting Share Conversion Rights” has the meaning ascribed to it under “Description of Capital Structure.”

“Non-Voting Share Ownership Limitation” has the meaning ascribed to it under “Description of Capital Structure.”

“Non-Voting Share” means a non-voting share in the capital of the Corporation.

“North Dakota Property Purchase Agreement” has the meaning ascribed to it under “Description of the Business.”

“North Dakota Property” means, the piece of land located on 81st Street, Nekoma, County of Cavalier, and State of North Dakota.

“NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings.

“Norway Data Center” means the data center located on the First Norway Property.

“Omnibus Plan” means the omnibus incentive plan which was approved by WBM’s shareholders through written resolution on November 18, 2025.

“Option” means stock options exercisable for Voting Shares.

“Ownership Limitation” has the meaning ascribed to it under “Description of Capital Structure.”

“Person” means any individual, corporation, company, partnership, unincorporated association, trust, joint venture, governmental body or any other legal entity whatsoever.

“Phoenix Commitment Letter” has the meaning ascribed to it under “General Development of the Business.”

“Phoenix Common Share Total” has the meaning ascribed to it under “General Development of the Business.”

“Phoenix Default Share Total” has the meaning ascribed to it under “General Development of the Business.”

“Phoenix Share Exchange” has the meaning ascribed to it under “General Development of the Business.”

“Phoenix” means Phoenix World Electronics LLC.

“Previous Stock Option Plan” means the Corporation’s previous stock option plan that was approved by shareholders on September 26, 2008 and amended on September 15, 2021. The Previous Stock Option Plan was replaced by the Omnibus Plan on November 18, 2025.

“Restricted Share Rules” has the meaning ascribed to it under “Description of Capital Structure.”

“Reverse Takeover Transaction” has the meaning ascribed to it under “Certain Documents Incorporated by Reference.”

“Rights Plan” means the shareholder rights plan that was adopted on November 18, 2025.

“RSU” means a restricted share unit convertible into Voting Shares.

“Second Norway Property LTA” has the meaning ascribed to it under “General Development of the Business.”

“Second Norway Property Option and Lease Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Second Norway Property” means the 10-acre property in Røyrvik that Exanorth has leased.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +.

“SEDI” means the System for Electronic Disclosure by Insiders.

“Shares” means collectively, the Voting Shares and Non-Voting Shares.

“Sowrer Equipment” means the equipment leased by Sowrer to Exanorth including: (i) 15 containers consisting of goldingen containers, 312 Miners capacity, access control, fire alarms, and CCTV; (ii) 6 high voltage housing transformers; and (iii) 6 high voltage transformers.

“Sowrer Leased Area” has the meaning ascribed to it under “General Development of the Business.”

“Sowrer LTGA” has the meaning ascribed to it under “General Development of the Business.”

“Sowrer-Exanorth Lease Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Sowrer-Exanorth Power Agreement” has the meaning ascribed to it under “General Development of the Business.”

“Special Meeting Circular” has the meaning ascribed to it under “Certain Documents Incorporated by Reference.”

“Subsidiaries” means the subsidiaries of the Corporation being Zetanorth, Barbadian Subsidiary, Bitzero ND I, Bitzero ND II, Bitzero Finland, and Exanorth.

“Total Capacity” means the total amount of capacity available at a property or data center, as applicable, adding the Active Capacity and Inactive Capacity.

“Total Miner Reward” means the Block Reward and Transaction Fees combined.

“Transaction Fees” these are the fees paid by users of the Bitcoin network to have their transactions included in the current block. These fees are aggregated per block and typically paid out to the miner who solved the block by being combined with the Block Subsidy into one transaction output.

“Voting Share” means a common share in the capital of the Corporation.

“Wallets” has the meaning ascribed to it under “General Development of the Business.”

“WBM Adjustment” means the share split of the WBM Common Shares on a basis of 250,000 post-WBM Common Shares for every one (1) pre-WBM Common Share such that the number of post-WBM Common Shares is 250,000.

“WBM Common Shares” means the common shares in the capital of WBM prior to the WBM Adjustment.

“WBM FinCo Debt Settlement” means the debt settlement whereby WBM settled certain debt owing to it by issuing WBM FinCo Shares to settle aggregate indebtedness of C$205,647.70 at a price of C$0.05 per WBM FinCo Share which resulting in the issuance of 4,112,954 WBM FinCo Shares.

“WBM FinCo” means 1001344965 Ontario Inc., incorporated under the OBCA and being a wholly-owned subsidiary of WBM, formed to complete the WBM FinCo Debt Settlement prior to the Reverse Takeover Transaction.

“WBM Meeting” has the meaning ascribed to it under “General Development of the Business.”

“WBM” means WBM Capital Corp., which was the Corporation prior to the completion of the Reverse Takeover Transaction.

“Zetanorth” means Zetanorth AS, a wholly-owned subsidiary of Bitzero incorporated under the laws of Norway.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Information Form (or in a document incorporated or deemed to be incorporated by reference herein) concerning the industry and the markets in which the Corporation operates, including its general expectations and market position, market opportunities and market share, is, or may be, based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and the studies and estimates of Management.

Unless otherwise indicated, the Corporation’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Corporation’s internal research, and include assumptions made by Management which Management believe to be reasonable based on their knowledge of the relevant industry and markets. Such internal research and assumptions have not been verified by any independent source, and the Corporation and Management have not independently verified any third-party information. While Management believes the market position, market opportunity and market share information included, or which may be included, in this Annual Information Form or in a document incorporated or deemed to be incorporated by reference herein is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Corporation’s future performance and the future performance of the industry and markets in which the Corporation operates are subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form, and in the documents incorporated by reference in this Annual Information Form, constitute “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the AIF Date. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this Annual Information Form and in documents incorporated by reference herein include, but are not limited to, statements with respect to:

●	the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones;

●	the Corporation’s future growth prospects and intentions to pursue one or more viable business opportunities;

●	the development of the Business and future activities following the AIF Date;

●	the Corporation’s intended business plans and strategies;

●	expectations with respect to future opportunities;

●	expectations relating to market size and anticipated growth in the jurisdictions within which the Corporation may from time to time operate or contemplate future operations;

●	expectations with respect to economic, business, regulatory and/or competitive factors related to the Corporation;

●	the Corporation’s strategic investments and capital expenditures, and related benefits;

●	capital expenditure programs and future capital requirements;

●	the Corporation’s plans and funding for planned developing activities and the expected results of such activities;

●	the competitive landscape within which the Corporation operates and the Corporation’s market share or reach;

●	the performance of the Business and the operations and activities of the Corporation;

●	the Corporation’s ability to generate cash flow from operations and from financing activities;

●	the Corporation’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;

●	the Corporation’s treatment under governmental and international regulatory regimes and intellectual property laws;

●	the Corporation’s future general and administrative expenses;

●	the Corporation’s ability to have positive cash flow in future quarters;

●	the Corporation’s access to capital and overall strategy and development plans for all of the Corporation’s assets;

●	expectations on how the Corporation will manage its product development risks;

●	the intention of the Corporation to complete future financings and any additional offering of securities of the Corporation and the aggregate amount of the total proceeds that the Corporation will receive pursuant to any future offering;

●	the Corporation’s expected use of the net proceeds from any future offering;

●	the anticipated effects of any future offering on the Business and operations of the Corporation;

●	projections for development plans and progress of technologies;

●	expectations regarding acceptance of products and technologies by the market; and

●	future actions with respect to and potential impacts of pending claims.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this Annual Information Form and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the business objectives and strategies from time to time established by the Corporation;

●	general business and economic conditions;

●	current and future share prices;

●	the future operational and financial activities of the Corporation generally;

●	the Corporation’s ability to comply with regulatory bodies governing its activities;

●	the Corporation will retain and supplement its Board and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Corporation may from time to time participate;

●	the Corporation will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its Business and operations;

●	the Corporation will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;

●	the Corporation’s ability to maintain positive cash flow;

●	no adverse changes will be made to the regulatory framework governing the Corporation, taxes and all other applicable matters in the jurisdictions in which the Corporation conducts Business and any other jurisdiction in which the Corporation may conduct Business in the future;

●	the Corporation will be able to execute on its business strategy as anticipated;

●	the Corporation will be able to meet the requirements necessary to obtain and/or maintain Authorizations required to conduct the Business;

●	general economic, financial, market, regulatory, and political conditions will not negatively affect the Corporation or its Business;

●	the Corporation will be able to effectively manage anticipated and unanticipated costs;

●	the Corporation will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable Laws;

●	the Corporation will be able to conduct its operations in a safe, efficient and effective manner;

●	general market conditions will be favourable with respect to the Corporation’s future plans and goals;

●	the Corporation will use the net proceeds from any future offering as outlined;

●	any future offering will have the anticipated effects on the Business and operations of the Corporation;

●	the Corporation’s products and technologies will be accepted by the market;

●	development costs will not exceed the Corporation’s expectations;

●	applicable economic conditions are favourable to the Corporation;

●	debt and equity markets, exchange and interest rates, and other applicable economic and political conditions will be favourable to the Corporation;

●	the costs of commercializing on its own or entering into a partnership will be consistent with the Corporation’s expectations;

●	the anticipated markets for the Corporation’s products and technologies will continue to exist and expand; and

●	the Corporation will be able to settle or otherwise obtain disposition of claims against it on favourable terms.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this Annual Information Form and in documents incorporated by reference herein include:

●	unanticipated changes in economic and market conditions or in applicable Laws;

●	the Corporation’s inability to attract and retain qualified members of Management to grow the Business and its operations;

●	the Corporation may be unable to achieve or sustain profitability in the future;

●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties;

●	the Corporation’s failure to complete future acquisitions or enter into strategic business relationships;

●	unanticipated changes in the Bitcoin Mining and data center industry in the jurisdictions within which the Corporation may from time to time conduct its Business and operations, including the Corporation’s inability to respond or adapt to such changes;

●	data centers developments;

●	hazards associated with high-voltage electricity transmission and industrial operations;

●	erroneous transactions and human error;

●	lack of comprehensive accounting guidance for Cryptocurrencies under IFRS;

●	risks relating to projections of the Corporation’s operations;

●	limited operating history;

●	growth management;

●	information technology systems and cyberattacks;

●	risks related to insurance;

●	risks related to industry regulation;

●	risks related to litigation;

●	changes in technology;

●	market unpredictability;

●	ability to form strategic alliances;

●	impact of system interruptions;

●	reliance on management and key personnel;

●	conflicts of interest;

●	additional financing;

●	cash flow from operations;

●	liquidity;

●	dilution;

●	valuation and price volatility of Cryptocurrencies;

●	Cryptocurrency network difficulty and impact of increased global computing power;

●	the impact of geopolitical events on the supply and demand for Cryptocurrencies is uncertain;

●	acceptance and/or widespread use of Cryptocurrency is uncertain;

●	the Corporation’s Bitcoin may be subject to loss, theft or restriction on access;

●	risk related to technological obsolescence and difficulty in obtaining hardware;

●	there are factors which may prevent the Corporation from the realization of growth targets;

●	the Corporation is currently in the expansion from early development stage;

●	increased power costs may adversely affect the Business;

●	the Corporation does not anticipate paying cash dividends; and

●	future sales of Voting Shares by existing shareholders could reduce the market price of the Voting Shares.

Readers are cautioned that the foregoing list of factors are not exhaustive. The Corporation provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements, and, in evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors”, and in documents incorporated by reference herein, which may cause actual results to differ materially from the results, performance or achievements of the Corporation expressed or implied by any forward-looking statements.

The forward-looking statements contained herein are made as of the AIF Date, and except as required by Applicable Securities Laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Annual Information Form, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Corporation’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital expenditures and operating costs, taxation rates for the Corporation and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Annual Information Form, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing of Bitcoin and other Cryptocurrencies, (ii) the future pricing for the Corporation’s products, (iii) the future market demand and trends within the jurisdictions in which the Corporation may from time to time conduct the Business, (iv) the Corporation’s ongoing inventory levels, and operating cost estimates, (v) the Corporation’s net proceeds from future financings. The FOFI or financial outlook contained in Annual Information Form, and in documents incorporated by reference herein do not purport to present the Corporation’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Corporation and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Corporation and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Factors”, FOFI or financial outlook within this Annual Information Form, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this Annual Information Form, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Corporation does not intend, and does not assume any obligation, to update such FOFI.

CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Annual Information Form from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5, Telephone: +(604) 331-8300, Email: governance@bitzero.com, and are also accessible under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

The following documents, filed with the various securities commission or similar securities regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Annual Information Form:

(a)	the audited consolidated financial statements of Bitzero Blockchain, being the acquirer of the Corporation by way of statutory three-cornered amalgamation, which closed on November 19, 2025 (the “Reverse Takeover Transaction”), for the financial year ended September 30, 2024, and 2023, together with the notes thereto and the auditors’ report dated November 17, 2025;

(b)	the management’s discussion and analysis of financial condition and results of operations dated November 17, 2025, of Bitzero Blockchain for the year ended September 30, 2024, and 2023;

(c)	the material change report of the Corporation dated October 4, 2024, in respect of the 2024 Consolidation;

(d)	the audited consolidated financial statements of the Corporation for the financial year ended October 31, 2024, and 2023, together with the notes thereto and the auditors’ report dated February 27, 2025;

(e)	the management’s discussion and analysis of financial condition and results of operations dated February 27, 2025, of the Corporation for the year ended October 31, 2024, and 2023;

(f)	the management information circular of the Corporation dated November 25, 2025, in respect of a plan of arrangement between the Corporation and its wholly-owned subsidiaries;

(g)	the material change report of the Corporation dated December 18, 2024, in respect of a plan of arrangement between the Corporation and its wholly-owned subsidiaries;

(h)	the material change report of the Corporation dated July 24, 2025, in respect of the WBM Adjustment;

(i)	the management information circular of the Corporation dated August 5, 2025, for the Corporation’s special meeting held on August 25, 2025 (the “Special Meeting Circular”);

(j)	the unaudited interim financial statements of the Corporation for period ended July 31, 2025, and 2024, together with the notes thereto;

(k)	the management’s discussion and analysis of the Corporation for the period ended July 31, 2025, and 2024, together with the notes thereto;

(l)	the CSE listing statement of the Corporation dated November 19, 2025 (the “Listing Statement”);

(m)	a pro forma balance sheet of the Corporation, assuming completion of the Reverse Takeover Transaction as of July 31, 2025, attached as Schedule “C” to the Listing Statement;

(n)	the management discussion and analysis of Bitzero Blockchain for the three and nine month periods ended June 30, 2025, and 2024, attached as Schedule “E” to the Listing Statement;

(o)	the Corporation’s Notice of Change dated December 1, 2025, filed pursuant to NI 51-102, in respect of changing the Corporation’s financial year end from October 31 to September 30 and change of corporate structure pursuant to the Reverse Takeover Transaction;

(p)	the Corporation’s Form 51-102F6V – Statement of Executive Compensation – Venture Issuers for the financial year ended October 31, 2024;

(q)	the material change report of the Corporation dated December 1, 2025, in respect of the Reverse Takeover Transaction and listing of the Voting Shares on the CSE;

(r)	the material change report of the Corporation dated December 12, 2025, in respect of a power optimization initiative and the engagement of investor relations service providers by the Corporation;

(s)	the audited consolidated financial statements of the Corporation for the financial year ended September 30, 2025, and 2024, together with the notes thereto and the auditors’ report dated January 28, 2026; and

(t)	the management’s discussion and analysis of financial condition and results of operations dated January 28, 2026 of the Corporation for the year ended September 30, 2024, and 2023.

Any statement contained in this Annual Information Form or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Annual Information Form, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Annual Information Form.

CORPORATE STRUCTURE

Name, Address and Incorporation

The full corporate name of the Corporation is “Bitzero Holdings Inc.” The Corporation was incorporated on August 26, 2006, pursuant to the provisions of the Canada Business Corporations Act under the name “Tiidal Gaming Group Corp.” and was continued to the Province of British Columbia governed under the BCBCA on June 4, 2024. On July 10, 2024, the Corporation changed its name from “Tiidal Gaming Group Corp.” to “WBM Capital Corp.”.

On November 19, 2025, the Corporation completed the Reverse Takeover Transaction, pursuant to the terms of the Letter Agreement via a three-cornered amalgamation. In connection with the Reverse Takeover Transaction, the Corporation changed its name from “WBM Capital Corp.” to “Bitzero Holdings Inc.”, Bitzero Blockchain became a wholly-owned subsidiary of the Corporation, and the shareholders of Bitzero Blockchain became holders of the Shares on the basis of: (i) one Voting Share for 10 Bitzero Blockchain voting shares held; and (ii) one Non-Voting Share on the basis of 10 Bitzero Blockchain non-voting shares held.

Following the Reverse Takeover Transaction, the head and registered office of the Corporation is located at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5. The Corporation’s principal regulator is the British Columbia Securities Commission and is a reporting issuer in the provinces of Alberta and Ontario as well.

On November 24, 2025, the Corporation was listed on the CSE.

Intercorporate Relationships

The corporate chart of the Corporation including the Subsidiaries, together with the jurisdiction of incorporation of the Corporation and its Subsidiary and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Corporation is as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Prior to the Reverse Takeover Transaction, the Corporation existed as WBM Capital Corp. Following the Reverse Takeover Transaction, Bitzero Blockchain is the operating entity of the Corporation. Below is a description of the general development of the business of both Bitzero Holdings and Bitzero Blockchain, during the last three financial years ended September 30, 2025, 2024 and 2023:

Developments during the Financial Year ended September 30, 2023

Bitzero Holdings

On October 11, 2022, the Corporation closed a non-brokered private placement and issued an aggregate of 1,331,550 WBM Common Shares at C$0.10 per WBM Common Share for gross proceeds of C$133,155.

On June 9, 2023, the Corporation sold its wholly-owned subsidiary, Tiidal Gaming NZ Limited to Entain Holdings (UK) Limited for gross proceeds of C$13,250,000. In connection with closing of the transaction, the Corporation granted 2,500,000 restricted share units to the Corporation’s CEO pursuant to the terms of his employment agreement dated effective January 3, 2022 which were immediately vested into 2,500,000 WBM Common Shares in accordance with his employment agreement and issued WBM Common Shares to Entain Holdings (UK) Limited in satisfaction of the earn out entitlements achieved pursuant to the asset purchase agreement dated December 14, 2020, as amended September 24, 2021.

Bitzero Blockchain

Employment & Consulting Matters

On September 30, 2022, Bitzero Bitzero Blockchain Joshua Lebovic entered into a mutual resignation and release agreement, under which Joshua Lebovic resigned as an officer of Bitzero Blockchain.

On September 18, 2023, Akbar Shamji resigned as CEO and Bitzero Blockchain appointed Carl Agren as interim CEO who then resigned effective June 1, 2024.

Property & Lease Agreements

On December 29, 2022, Bitzero ND I and Cavalier County Job Development Authority entered into a memorandum of right of first refusal (the “ND I, ROFR”) under which Bitzero ND I has granted Cavalier County Job Development Authority the right of first refusal to purchase the North Dakota Property. The ND I, ROFR expires on October 31, 2027.

Grid & Power Agreements

On January 1, 2023, Exanorth and an Energy Provider entered into two power delivery agreements, whereby the Energy Provider provides physical power delivery and additional services to the First Norway Property.

Developments during the Financial Year ended September 30, 2024

Bitzero Holdings

On December 15, 2023, the Corporation completed the 2023 Consolidation.

On February 16, 2024, the Corporation issued an aggregate of 800,000 WBM Common Shares at a deemed price of C$0.05 per WBM Common Share as full and final payment of debt in the aggregate amount of C$40,000.

On June 5, 2024, the Corporation completed a continuance to the Province of British Columbia under the BCBCA from the Canada Business Corporations Act.

On June 7, 2024, the Corporation completed a voluntary delisting from the CSE.

On July 10, 2024, the Corporation completed a private placement and raised aggregate gross proceeds of C$30,000 and issued 6,000,000 WBM Common Shares at a price of C$0.005 per WBM Common Share. Effective the same date, Tiidal Gaming Group Corp. was renamed to “WBM Capital Corp.”

Bitzero Blockchain

Property & Lease Agreements

On January 12, 2024, Aadnevik Invest entered into an option and lease agreement with Liv Tømmermo-Reitan, a Norwegian company that owns the Second Norway Property (the “Second Norway Property Option and Lease Agreement”). The material terms of the Second Norway Property Option and Lease Agreement are as follows:

●	Aadnevik Invest has the right to prepare a zoning plan, technical plans, engineering and potential development in line with approve plans and applicable local guidelines or requirements to use the Second Norway Property for construction and commercial purposes;

●	Aadnevik Invest has an exclusive option to rent the Second Norway Property for a period of 7 years from the date that the option to lease the Second Norway Property is exercised;

●	When the option to lease the Second Norway Property is exercised, Aadnevik Invest shall make a one-time payment to Liv Tømmermo-Reitan in the amount of NOK 25,000;

●	Effective from the date that the lease comes into force, the rent shall be NOK 12,000 per month, payable by Aadnevik Invest;

●	Aadnevik Invest may transfer their rights and obligations to another company they own or have an interest in, with the consent of Liv Tømmermo-Reitan; and

●	Tensio or an equivalent energy supplier, has the right to lay the necessary cables in the ground to ensure sufficient energy supply to the location.

On July 12, 2024, Aadnevik Invest transferred all of its interests, rights, and obligations under the Second Norway Property Option and Lease Agreement to Exanorth (the “Second Norway Property LTA”).

On August 1, 2024, Bitzero Blockchain and Bitzero ND I, entered into an agency agreement with Cushman & Wakefield U.S., Inc. Pursuant to the agreement, Cushman & Wakefield U.S. Inc., is granted the exclusive right to sell, lease or negotiate the real global real estate for the North Dakota Property (the “C&W Agency Agreement”). Specifically, Cushman & Wakefield U.S. Inc. will use its best efforts to obtain a satisfactory developer partner, lessee, or purchaser for the North Dakota Property on terms that are acceptable to Bitzero Blockchain and Bitzero ND I. The C&W Agency Agreement expires on January 31, 2025, and if during the term of the agreement, Bitzero Blockchain or Bitzero ND I leases or negotiates a developer partnership agreement in any interest in the North Dakota Property, they will pay Cushman & Wakefield U.S., Inc. a commission as set out in the C&W Agency Agreement.

Employment & Consulting Matters

On January 2, 2024, Aadnevik Invest entered into a consulting agreement with Exanorth. Pursuant to the consulting agreement, Mr. Aadnevik, through Aadnevik Invest shall be compensated for services rendered as CEO of Exanorth with a monthly fee of US$25,000, exclusive of VAT per month. Aadnevik Invest is to oversee Exanorth’s business activities in Norway, focusing on regulatory compliance, handle reservation of grid capacity and procurement negotiations with suppliers, supervise regulatory compliance, including property acquisitions and licensing processes, and coordinate electrical and mechanical infrastructure development, among other responsibilities.

On February 17, 2024, Bitzero Blockchain entered into a master services agreement with Native Ads Inc., a Delaware corporation based in New York. Pursuant to the master services agreement, Native Ads Inc. provides Bitzero with strategic digital media services, marketing and data analytics services, along with one or more specific work orders as set out in the agreement. The contract began in Q1 2025 with a total campaign budget of US$225,000.

On March 21, 2024, Bitzero Blockchain entered into a services agreement with K&P CPAs, Professional Corporation in connection with the provision of CFO, investor relations, finance, and accounting support (the “K&P Services Agreement”). Pursuant to the K&P Services Agreement, Bitzero Blockchain shall pay K&P CPAs, Professional Corporation C$12,750 per month as compensation, Kostioutchenko and Patel, CPAs, Professional Corporation is entitled to compensation if a change of control occurs, and after twelve months from the effective date, K&P CPAs, Professional Corporation may increase the monthly fee by providing sixty days prior written notice.

Data Center & Hosting Agreements

Sowrer

On April 13, 2024, Sowrer and Exanorth entered into a lease transfer and governance agreement (the “Sowrer LTGA”). Pursuant to the Sowrer LTGA, Sowrer assumed such rights, contracts and/or assets to (i) acquire power access rights and secure connection to 17MW of the Norway Data Center (the “Sowrer Leased Area”); (ii) continue to own and directly operate the Sowrer Equipment in a separate area of the Norway Data Center; (iii) a 15-year lease for a 17MW plot in the Norway Data Center; (iv) continue to benefit from the Energy Provider Power Agreement; and (v) replace Arcane in the Exanorth-Arcane Agreement. As consideration for termination of the original hosting agreements and for entering into the Sowrer LTGA, Sowrer Lease, and the Sowrer Grid Agreement, Sowrer paid the following consideration to Exanorth: (i) US$1,000,000 on April 13, 2024; (ii) US$3,500,000 on April 13, 2024; and (iii) assume the recurring payments that need to be made pursuant to the Sowrer-Exanorth Lease Agreement and Sowrer-Exanorth Power Agreement. Additionally, pursuant to the Sourer LTGA, Exanorth is entitled to exercise an option whereby, upon payment of US$16,000,000 to Sowrer, Exanorth will be entitled to the Sowrer Equipment. Following execution of the Sowrer LTGA, Sowrer was to deploy the (i) Sowrer Equipment with an initial capacity of 14MW; and (ii) Sowrer was to also host 2MW of the Arcane Servers at the Sowrer Leased Area, pursuant to the Exanorth-Arcane Agreement. As of the date of this Listing Statement, Sowrer has not paid US$3,500,000 owing under the Sowrer LTGA, consequently, Sowrer may only use 9.5MW of capacity and the remainder is under discussion.

On April 13, 2024, in connection with the Sowrer LTGA, Sowrer and Exanorth entered into a lease agreement in respect of the Sowrer Leased Area (the “Sowrer-Exanorth Lease Agreement”). The Sowrer-Exanorth Lease Agreement is for a fixed term of 15 years from the closing of the Sowrer LTGA and Sowrer shall pay US$120,000 in rent per year in respect of the Sowrer Leased Area. Additionally, pursuant to the Sowrer LTGA, if Exanorth wishes to sell or otherwise dispose of all or part of the First Norway Property, Sowrer has a right of first refusal to purchase the Sowrer Leased Area or parts of the First Norway Property being sold. If Sowrer transfers its right to lease to a third party or carries out a change of control, Exanorth has the right of first refusal to step in to Sowrer’s position at the same terms.

On April 13, 2024, in connection with the Sowrer LTGA, Sowrer and Exanorth entered into a grid, connection, maintenance and power supply agreement (the “Sowrer-Exanorth Power Agreement”). Pursuant to the Sowrer-Exanorth Power Agreement, Exanorth undertakes to ensure that grid connection/capacity and power supply for 17MW are available for Sowrer at the Sowrer Leased Area at all times to ensure that Sowrer can operate the Sowrer Equipment and fulfil its obligations under the Exanorth-Arcane Agreement. For clarity, the Sowrer-Exanorth Power Agreement is not a supply of grid services and power, but rather a confirmation that Exanorth shall ensure that sufficient power is distributed to the Sowrer Leased Area. Since the total consideration was not paid under this agreement, the available capacity for Sowrer to use was adjusted to 9.5MW on a pro rata basis.

Grid & Power Agreements

On February 21, 2024, Exanorth entered into a flexibility services agreement (the “Flexibility Services Agreement”) with a corporation incorporated under the laws of Sweden (“Flexibility Provider”). The Flexibility Services Agreement enables Exanorth to stabilize frequencies for the central grid at the First Norway Property. It provides that the Flexibility Provider is to assess the availability of the flexible capacity (MW), the value of flexible capacity (MW) and how to unlock the flexible capacity at the First Norway Property. The agreement is for a term of three years and there was a one-time payment made to the Flexibility Provider, in the amount of €500.00. Additionally, Exanorth pays the Flexibility Provider an additional monthly fee based on the number of resource types for operating the control system and the connection with the resources, for €100.00 per month.

Other

On June 17, 2024, Exanorth entered into a settlement agreement with Exakraft (the “Exanorth-Exakraft Settlement Agreement”) pursuant to which Exanorth settled outstanding debt of NOK 4,360,895 owing to Exakraft under a master services agreement. The debt related to overage fees for energy consumed. Pursuant to the Exanorth-Exakraft Settlement Agreement, the parties agreed as follows:

●	Exanorth transferred 1,000,000 Bitzero Shares to Exakraft;

●	Exanorth paid Exakraft NOK 878 158;

●	Mr. Frank Aadnevik shall remain CEO of Exanorth for one year from the date of the Exanorth-Exakraft Settlement Agreement; and

●	Exanorth shall purchase and Exakraft shall sell 100% of the shares in Klimacloud AS (org nr 927 180 391) (“Klimacloud”), a company engaged in the business of operating greenhouse land and activities related thereto, entering into a separate share purchase agreement (the “Klimacloud SPA”). Entering into the Klimacloud SPA is a condition of the validity of the Exanorth-Exakraft Settlement Agreement.

On August 28, 2024, Exakraft, Exanorth, and Klimacloud entered into the Klimacloud SPA. Pursuant to the Klimacloud SPA, Exakraft agreed to sell Klimacloud to Exanorth for consideration of NOK 2,000,000 and the 1,000,000 Bitzero Shares acquired pursuant to the Exanorth-Exakraft Settlement Agreement. As of the date hereof, the 1,000,000 Bitzero Shares have been transferred to Exakraft and NOK 300,000 has been paid to Exakraft. Upon Exanorth paying the balance of NOK 1,700,000 to Exakraft, the shares of Klimacloud will be transferred to Exanorth.

On August 28, 2024, Exanorth entered into a settlement agreement with K33 Markets As, org. nr. 919 578 998 (“K33 Markets”) and Arcane (the “Exanorth-Arcane Settlement Agreement”). Pursuant to the Exanorth-Arcane Settlement Agreement, Arcane settled outstanding debt of NOK 3 278 899,91 (inclusive of VAT) that it owed to Exanorth under the Exanorth-Arcane Agreement, in accordance with the following material terms:

●	The Arcane Servers (valued at NOK 1,000,000) and Bitcoin earned by the Arcane Servers that was not transferred to Green Data Services as of the date of the Exanorth-Arcane Settlement Agreement were transferred to Exanorth;

●	All of the Arcane Servers were transferred and activity under the Exanorth-Arcane Agreement from July 1, 2024, and onwards was treated as if Exanorth was the owner of the Arcane Servers and as if the Exanorth-Arcane Agreement had been terminated as of June 30, 2024;

●	K33 Markets issued a credit for future trading costs to Exanorth worth NOK 1,343,165.18 by entering into the K33 Markets TCA;

●	Upon execution of the Exanorth-Arcane Settlement Agreement, the Exanorth-Arcane Agreement was terminated, and the debt was settled in full and Arcane has no further payment obligations towards Exanorth under the Exanorth-Arcane Agreement.

On August 28, 2024, Exanorth entered into a trading cost credit agreement with K33 Markets (the “K33 Markets TCA”) whereby K33 Markets issues to Exanorth a credit in the amount of NOK 1,343,165.18 for use towards trading margins on the K33 Markets trading platform, markets.k33.com. Pursuant to the K33 Markets TCA, the credit allows Exanorth to conduct trades on the K33 Markets trading platform at cost, with zero margin accruing to K33 Markets. The K33 Markets TCA is valid up until the earlier of: (i) December 31, 2025; or (ii) the complete depletion of the credit issued.

Developments during the Financial Year ended September 30, 2025

Bitzero Holdings

On October 4, 2024, the Corporation completed the 2024 Consolidation.

On October 21, 2024, the Corporation incorporated four wholly-owned subsidiaries: 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Corporation incorporated three wholly-owned subsidiaries: 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Corporation completed a plan of arrangement whereby the sole shareholder of the Corporation, Triforce Ventures SA, holds all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd.,

1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

On April 2, 2025, the Corporation entered into a business combination agreement with Wappier Inc. pursuant to which the Corporation and Wappier Inc. were to complete a transaction which would result in the reverse takeover of WBM by Wappier Inc. On June 27, 2025, the Corporation and Wappier Inc. entered into a termination agreement, thereby ending the business combination agreement.

On July 24, 2025, the Corporation completed the WBM Adjustment.

On August 21, 2025, the Corporation entered into a non-binding Letter Agreement, setting out the terms of the Reverse Takeover Transaction. On November 18, 2025, the Letter Agreement became binding, pursuant to which, the Corporation acquired the issued and outstanding equity securities of Bitzero Blockchain. The material terms of the Letter Agreement are set out below:

1.	The Corporation held the WBM Meeting on August 25, 2025, whereby shareholders approved the replacement of the articles and notice of articles of the Corporation providing for, among other things, (i) the restatement of the rights and restrictions of the existing class of WBM Common Shares, and re-naming the WBM Common Shares to the “Voting Shares” and (ii) the creation of a class of non-voting shares that have substantially the same terms and conditions as the WBM Common Shares but for not entitling the holders thereof to vote and which are convertible, subject to certain limitations, into WBM Common Shares on a one-for-one basis, being the “Non-Voting Shares”.

2.	On July 24, 2025, the Corporation completed the WBM Adjustment.

3.	The Corporation obtained shareholder approval immediately prior to closing (i) the election of the directors of the Corporation, as selected by Bitzero Blockchain; (ii) the Omnibus Plan; (iii) the Name Change; and (iv) the Rights Plan via written resolution.

4.	Bitzero Blockchain completed the following financings in connection with the Reverse Takeover Transaction: (i) the Bitzero 2024 Financing, which closed in tranches from September 11, 2024, to July 31, 2025, pursuant to which Bitzero Blockchain issued 35,515,000 Bitzero Shares at a price of US$0.20 per Bitzero Share for aggregate gross proceeds of US$7,103,000; (ii) the Bitzero 2025 Financing, which closed in tranches from August 1, 2025, to October 14, 2025, pursuant to which Bitzero Blockchain issued 4,771,750 Bitzero Shares at a price of US$0.40 per Bitzero Share for total gross proceeds of US$1,908,700, and one lead subscriber that subscribed for gross proceeds of US$1,500,000 was also issued 3,750,000 warrants, each exercisable for the purchase of one Bitzero Share at a price of US$0.40 per share for a period of 24 months; (iii) the JGB First Draw, which closed on June 27, 2025, being a secured term loan in the principal amount of US$17,510,000 (subject to a US$510,000 original issue discount), with associated warrants to purchase 4% of Bitzero Shares (on a fully diluted basis) being 19,559,862 warrants at US$0.01, at a purchase price of US$0.01 per Bitzero Share at US$0.01 per share for a period of five years per share; (iv) the JGB Second Draw, which closed on October 20, 2025, being a draw term loan in the principal amount of US$8,245,000 (inclusive of a US$245,000 original issue discount), with associated warrants to purchase 1% of the Shares (on a fully diluted basis) being 5,974,930 warrants, at a purchase price of US$0.01 per Bitzero Share at US$0.01 per shares for a period of five years following the completion of the Reverse Takeover at US$0.01 per share; and (iv) the Bitzero Convertible Note Financing, which closed in tranches from October 6, 2025 to October 10, 2025, being the issuance of convertible notes for aggregate gross proceeds of US$1,075,000, convertible at US$0.40 per Bitzero Share, and including an aggregate of 2,687,500 warrants to purchase Bitzero Shares at a price of US$0.50 per share for a period of two years.

5.	Bitzero Blockchain issued 1,750,000 Bitzero Shares to certain arm’s length parties, in connection with the Reverse Takeover Transaction as a finder’s fee.

6.	The Corporation completed the WBM FinCo Debt Settlement.

7.	Immediately prior to the closing of the Reverse Takeover Transaction, (i) the board of directors of the Corporation resigned and the Board consisting of Mohammed Bakhashwain, Giovanni Gaudenzi, Claudia Di Iorio, and Gilles Seguin was appointed, (ii) the Omnibus Plan was adopted in place of the Previous Stock Option Plan, (iii) the Corporation adopted a new set of articles and created the Non-Voting Shares; and (iv) the Corporation adopted the Rights Plan.

8.	The Corporation implemented the Name Change and adopted the name “Bitzero Holdings Inc.” following an amalgamation with its wholly-owned subsidiary, Bitzero Holdings Inc.

9.	The Reverse Takeover Transaction was completed through a business combination by way of a triangular amalgamation pursuant to which the Corporation acquired all of the issued and outstanding securities of Bitzero Blockchain in exchange for securities of Bitzero Holdings.

10.	The holders of WBM FinCo Shares became holders of the Shares on the basis of one Voting Share for each WBM FinCo Share held.

11.	The holders of Bitzero Shares became holders of the Shares based on the following: (i) one Voting Share for 10 Bitzero Shares held and (ii) one Non-Voting Share for 10 Bitzero Non-Voting Shares held.

On August 25, 2025, the Corporation held a special meeting (the “WBM Meeting”) whereby shareholders approved certain corporate matters, including the adoption of new articles that create a new class of shares, being the Non-Voting Shares.

On November 19, 2025, the Corporation completed the WBM FinCo Debt Settlement to settle aggregate indebtedness of C$205,647.70, at a price of C$0.05 per WBM FinCo Share in satisfaction of outstanding professional service fees, which resulted in the issuance of 4,112,954 WBM FinCo Shares. The WBM FinCo Shares were exchanged for Common Shares on a 1:1 basis pursuant to the Reverse Takeover Transaction.

After the WBM Meeting, the Corporation completed the WBM Adjustment, Name Change, and created the new class of Non-Voting Shares and adopted the Rights Plan and the Omnibus Plan.

In connection with the completion of the Reverse Takeover Transaction, the Corporation changed its financial year end from October 31 to September 30.

Bitzero Blockchain

Financings

From September 11, 2024, to July 31, 2025, certain private accredited investors purchased 35,515,000 Bitzero Shares at a price of US$0.20 per Bitzero Share for aggregate gross proceeds of US$7,103,000 (the “Bitzero 2024 Financing”).

From August 1, 2025, to October 14, 2025, certain private accredited investors purchased an aggregate of 4,771,750 Bitzero Shares at a price of US$0.40 per Bitzero Share for total gross proceeds of US$1,908,700, and one lead subscriber that subscribed for gross proceeds of US$1,500,000 was also issued 3,750,000 warrants, each exercisable for the purchase of one Bitzero Share at a price of US$0.40 per Bitzero Share (the “Bitzero 2025 Financing”).

From October 6, 2025, to October 10, 2025, certain private accredited investors purchased convertible notes (the “Bitzero Convertible Notes”) for aggregate gross proceeds of US$1,075,000 (the “Bitzero Convertible Note Financing”). The Bitzero Convertible Notes accrue interest at 15%, compounded annually and mature 36 months from the issue date. The holder of each Bitzero Convertible Note may convert the outstanding principal and accrued interest into Bitzero Shares at a conversion price of US$0.40 per Bitzero Share at any time prior to the maturity date, and each holder receives warrants to purchase Bitzero Shares equal to the principal amount divided by the conversion price, at an exercise price of US$0.50 per Bitzero Share, exercisable for two years from the issuance date, being an aggregate of 2,687,500 warrants. Additionally, the Bitzero Convertible Notes are subordinate to senior debt and may be converted or redeemed under specific conditions, including if Bitzero completes a new share issuance raising at least US$5,000,000 (excluding conversion of the Bitzero Convertible Notes and other convertible debt), or if not repaid or converted before maturity, holders may convert the outstanding amount into Bitzero Shares at the same conversion price.

Employment & Consulting Matters

On December 11, 2024, Bitzero Blockchain entered into an advisory agreement with Aldo Bernardi whereby Mr. Bernardi is to advise management of Bitzero Blockchain in North America, including periodic consultation with, and advice to, management with respect to Bitzero Blockchain’s development of in North America. As consideration for the advisory services provided, Mr. Bernardi received 250,000 Bitzero Shares from Bitzero Blockchain at a deemed price of US$0.20 per Bitzero Share. The agreement expires on December 11, 2025, and Bitzero Blockchain may terminate the agreement without prior notice if Mr. Bernardi does not perform the advisory services as intended.

On February 20, 2025, Bitzero Blockchain entered into an advisory agreement with Mohammed Aref Muhawesh, whereby Mr. Muhawesh is to advise management of Bitzero Blockchain in North America, including periodic consultation with, and advice to, management with respect to Bitzero Blockchain’s development of markets in Saudi Arabia and the Gulf region. As consideration for the advisory services provided, Mr. Muhawesh received 500,000 Bitzero Shares from Bitzero Blockchain at a deemed price of US$0.20 per Bitzero Share. The agreement expires on February 20, 2026, and Bitzero Blockchain may terminate the advisory agreement without prior notice if Mr. Muhawesh does not perform the advisory services as intended.

On September 15, 2025, Bitzero Blockchain entered into a consulting services agreement with Triomphe Holdings Ltd., whereby Triomphe Holdings Ltd. provides services relating to ongoing capital markets consultation, social media consultation, social sentiment reporting, social engagement reporting, dissemination of news releases, discussion forum monitoring and reporting, and corporate video dissemination. The contract is for an initial term of 6 months and as consideration, Bitzero Blockchain pays C$120,000 to Triomphe Holdings Ltd. over a period of 6 months with a renewal option at C$75,000 for 6 months.

On September 30, 2025, Bitzero Blockchain entered into a service agreement with Bluehand Consulting AG, located in Switzerland, whereby Bluehand Consulting AG provides various digital marketing media services to Bitzero Blockchain including: branding and content creation, introduction of Bitzero Blockchain to various corporate and media partners, introduction to professionals in the Bitcoin Mining industry, supporting developing corporate materials for presentations and strategic partners, preparing valuation materials, sourcing acquisition and investment targes, and any other services Bitzero Blockchain reasonably requested. The agreement expires on the earlier of October 1, 2026 or when the budget ends. Bitzero Blockchain agrees to pay Bluehand Consulting AG an initial fee of EUR250,000 for services rendered under the agreement.

On September 30, 2025, Bitzero Blockchain entered into a corporate marketing and investor awareness agreement with i2i Marketing Group, LLC, whereby i2i Marketing Group, LLC provides services including content creation management, author sourcing, project management, and media distribution. The agreement establishes an initial media budget of $250,000 USD, with subsequent monthly campaigns managed through supplemental insertion orders. Either party may terminate the agreement with 10 days’ written notice.

On November 15, 2025, Bitzero Blockchain entered into a contractor engagement agreement with 2674267 Ontario Inc. (O/A Inder Saini PC), whereby Bitzero Blockchain engages Inder Saini (via 2674267 Ontario Inc. serving as professional corporation) to perform such duties and exercise such powers as are normally associated with, and are incidental and ancillary to, the position of financial controller and performs such additional duties and responsibilities as may from time to time be assigned to him (the “Inder Saini Agreement”). Pursuant to the Inder Saini Agreement, Bitzero Blockchain shall pay 2674267 Ontario Inc. an annual base fee of US$250,000. 2674267 Ontario Inc. is eligible to receive an annual discretionary bonus, up to the maximum value of the annual base fee.

Effective as of January 1, 2026, Bitzero Blockchain entered into an executive employment agreement with Mohammed Bakhashwain through which Mohammed Bakhashwain is employed as Bitzero Blockchain’s President and Chief Strategy Officer (the “Bakhashwain Employment Agreement”). Pursuant to the Bakhashwain Employment Agreement, Mr. Bakhashwain performs such duties and exercises such powers as are normally associated with, and are incidental and ancillary to, the position of President and Chief Strategy Officer and performs such additional duties and responsibilities as may from time to time be assigned to him by the Board, acting reasonably. Mr. Bakhashwain receives a base salary of US$750,000 per year and is entitled to bonuses based on achievements by the Corporation of certain milestones linked to the market capitalization of the Corporation.

Finland Property Agreements

On January 23, 2025, Bitzero Blockchain entered into a share purchase agreement with a third party to purchase all of the issued and outstanding shares of Bitzero Finland. As consideration, Bitzero Blockchain paid €2,000 and Bitzero Finland became a wholly-owned subsidiary of Bitzero Blockchain.

On February 10, 2025, Bitzero Finland entered into three agreements with the city of Kokemäki, Finland being: (i) a preliminary agreement on purchase of certain real estate (the “Finland Preliminary Agreement”); (ii) a real estate purchase agreement (the “Finland Real Estate Purchase Agreement”); and (iii) an agreement on the reservation and option to buy real estates (the “Finland Option Agreement”, together with the Finland Preliminary Agreement and the Finland Real Estate Purchase Agreement the “Finland Property Agreements”). Pursuant to the Finland Property Agreements, Bitzero Finland has paid aggregate consideration of €746,200 to the city of Kokemäki, Finland, to date.

Pursuant to the Finland Preliminary Agreement, the city of Kokemäki, Finland must sell certain real estate to Bitzero Finland if certain conditions precedent are met. There are two pieces of real estate contemplated under the Finland Preliminary Agreement: (i) a building plot located in Kokemäki, Finland having a total area of 54,000m2 (inclusive of the build plot and unseparated piece of land) (“Finland Real Estate I”); and (ii) an unseparated piece of land having a total area of 73,000m2 (“Finland Real Estate III”). A summary of the terms pertaining to Finland Real Estate I and Finland Real Estate III are set out below:

Finland Real Estate I

●	The purchase price shall be €324,000. Bitzero Finland paid a non-refundable reservation fee of 10% of the purchase price already.

●	For the sale and conveyance of Finland Real Estate I to take effect, Bitzero Finland must confirm availability of an additional power capacity of at least 500MW or other additional power capacity specified by the parties at the site.

Finland Real Estate III

●	The purchase price shall be €438,000. Bitzero Finland paid a non-refundable reservation fee of 10% of the purchase price already.

●	For the sale and conveyance of Finland Real Estate III to take effect, Bitzero Finland must confirm availability of an additional power capacity of at least 60MW at Finland Real Estate III or the Finland Real Estate II. For clarity, the minimum aggregate power supply availability at Finland Real Estate III and Finland Real Estate II together shall then be at least 100MW.

Pursuant to the Finland Real Estate Purchase Agreement, Bitzero Finland purchased the Finland Real Estate II for aggregate consideration of €570,000. Bitzero Finland has an obligation to build pursuant to the Finland Real Estate Purchase Agreement; it must (i) procure an aggregate power supply of not less than 40MW at Finland Real Estate II; and (ii) build and install a data center on Finland Real Estate II with the aggregate installed power consumption of not less than 40MW within two years after a power supply of 40MW has become available on Finland Real Estate II. Additionally, Bitzero Finland shall not sell the or otherwise transfer the Finland Real Estate II until the building obligations described above are fulfilled.

Pursuant to the Finland Option Agreement, Bitzero Finland paid a reservation fee of €100,000 to reserve a land area of 700,000m2 and was granted an option to purchase the reserved area through written notice to the city of Kokemäki, Finland. If Bitzero Finland chooses to exercise the option, it shall purchase the reserved area for €6/ m.2 Once the option is exercised, Bitzero Finland must fulfil a number of obligations including but not limited to procuring an aggregate power supply of 500MW-1000MW at the reserved area and building and installing a data center with the aggregate installed power consumption of 500MW-1000MW.

Loan Agreements

On June 27, 2025, Bitzero Blockchain and its subsidiaries entered into a secured loan and guarantee agreement (the “JGB Loan Agreement”) with JGB Capital, LP, JGB Partners, LP, and Deepdale Investors, LLC, as lenders, and JGB Collateral LLC, as administrative agent and collateral agent for the lenders. Pursuant to the terms of the JGB Loan Agreement, Bitzero Blockchain and its subsidiaries will receive an initial term loan in the principal amount of US$17,510,000 (subject to a US$510,000 original issue discount) (the “JGB First Draw”), as well as access to a delayed draw term loan facility of up to US$8,240,000 (subject to a US$240,000 original issue discount), each secured by collateral and guaranteed by Bitzero Blockchain’s subsidiaries, subject to lender approval. The loans mature on June 27, 2028, and principal amortization payments commence six months after closing, with adjustments if the delayed draw facility is utilized. The outstanding principal amount under the JGB Loan Agreement accrues interest at the applicable rate, which is the greater of (i) 14% per annum (the “Floor”) and (ii) a fluctuating per annum interest rate equal to the Term SOFR, or its replacement benchmark, plus 11%. Consequently, the interest rate on the loan may fluctuate over time according to changes in the benchmark rate but will never be less than the Floor. Interest is calculated on a 360-day year and is payable monthly in arrears. Interest payments will be approximately US$315,000 per month. The JGB Loan Agreement includes financial covenants requiring minimum levels of cash and revenue, and includes fallback provisions for the benchmark rate, administrative rights to make conforming changes, and other customary representations, warranties, and covenants. The JGB Loan Agreement contains customary provisions surrounding default, including payment default, breach of covenants, material adverse change to the business, insolvency, and misrepresentation, amongst others. Upon the occurrence of an event of default under the JGB Loan Agreement, the lenders have rights to exercise remedies under the agreement, which include acceleration of all amounts owing and enforcement of security. The JGB Loan Agreement allows for a 15 day cure period for certain defaults, which may be extended by another 15 days if cure is diligently pursued.

Bitzero Blockchain and its subsidiaries shall use the proceeds of the loans governed by the JGB Loan Agreement for working capital and general corporate purposes, including the purchase of additional Bitcoin Miners. As consideration for entering into the JGB Loan Agreement, Bitzero Blockchain issued to the lenders warrants to purchase 4% of the issued and outstanding Bitzero Shares (on a fully diluted basis), being 19,559,862 warrants, at a purchase price of US$0.01 per Bitzero Share as of June 27, 2025, subject to certain terms and conditions for a period of 5 years following the completion of the Reverse Takeover Transaction (the “JGB First Warrants”). Specifically, if Bitzero issues or sells any Bitzero Shares, convertible securities or Bitzero Options after June 27, 2025 (the “JGB First Ratchet Issuance”), then the number of Bitzero Shares issuable upon the exercise of the JGB First Warrants shall be increased such that after giving effect to the JGB Ratchet Issuance, the holder’s ownership on a fully-diluted basis shall not be less than 4% of Bitzero Shares, provided such JGB Ratchet Issuance occurs at a price per share less than the fair market value on June 27, 2025 and excluding issuances under Bitzero Blockchain’s equity incentive plans or strategic transactions approved by its board of directors.

The loans mature on June 27, 2028, and principal amortization payments of US$350,000 per month on the JGB First Draw commence six months after closing of the JGB First Draw, with adjustments if the delayed draw facility is utilized. The outstanding principal amount under the JGB Loan Agreement accrues interest at the applicable rate, which is the greater of (i) Floor and (ii) a fluctuating per annum interest rate equal to the Term SOFR, or its replacement benchmark, plus 11%. Consequently, the interest rate on the loan may fluctuate over time according to changes in the benchmark rate but will never be less than the Floor. Interest is calculated on a 360-day year and is payable monthly in arrears. The JGB Loan Agreement includes financial covenants requiring minimum levels of cash and revenue, and includes fallback provisions for the benchmark rate, administrative rights to make conforming changes, and other customary representations, warranties, and covenants.

On October 20, 2025, Bitzero Blockchain, Bitzero Blockchain’s subsidiaries, and WBM entered into a Joinder, Delayed Draw Advance and Second Amendment to Loan and Guaranty Agreement (“JGB Second Draw Agreement”) with JGB Capital, LP, JGB Partners, LP, and Deepdale Investors, LLC, as lenders, and JGB Collateral LLC, as administrative agent and collateral agent for the lenders, which amended the JGB Loan Agreement. Pursuant to the terms of the JGB Second Draw Agreement, the lenders agreed to provide a delayed draw advance in the aggregate principal amount of US$8,245,000 (inclusive of a US$245,000 original issue discount, resulting in US$8,000,000 of actual availability) (the “JGB Second Draw”), to be funded within two business days following the date of the JGB Second Draw Agreement, and which were deposited in escrow pending completion of the Reverse Takeover Transaction and were therefore released on the Effective Date. The delayed draw advance was subject to certain conditions precedent, including amendments to Norwegian security documents and related registrations, which have been satisfied. Monthly principal amortization payments will increase to US$515,000, commencing with the first payment date after the JGB Second Draw Agreement, which is six months following the date of the JGB Second Draw Agreement, and may be reduced proportionally in the event of conversion of any portion of the JGB Second Draw and a US$2,000,000 portion of the JGB First Draw (the “JGB First Draw Conversion Amount”). The JGB Second Draw Agreement also provides for voluntary conversion rights, allowing each lender, at its option, to convert the outstanding principal and accrued interest of the JGB Second Draw and the JGB First Draw Conversion Amount into Bitzero Shares at a conversion price US$0.40 per share, subject to adjustment and beneficial ownership limitations. As consideration for entering into the JGB Loan Agreement, Bitzero Blockchain issued to the lenders warrants to purchase 1% of the issued and outstanding Shares (on a fully diluted basis and as calculated as of the closing date of the Reverse Takeover Transaction), being 5,974,930 warrants, at a purchase price of US$0.01 per Bitzero Share as of October 20, 2025 for a period of five years following the completion of the Reverse Takeover Transaction, subject to certain terms and conditions (the “JGB Second Warrants”). If Bitzero Blockchain issues or sells any Bitzero Shares or convertible securities after October 20, 2025 (the “JGB Second Ratchet Issuance”), then the number of Bitzero Shares issuable upon the exercise of the JGB Second Warrants shall be increased such that after giving effect to the JGB Second Ratchet Issuance, the holder’s ownership on a fully-diluted basis shall not be less than 1% of the Bitzero Shares, provided such JGB Second Ratchet Issuance occurs at a price per share less than the fair market value on October 20, 2025 and excluding issuances under Bitzero Blockchain’s equity incentive plans or strategic transactions approved by its board of directors.

After implementing the Reverse Takeover Transaction, there are 2,553,479 JGB Warrants outstanding, each warrant entitles the holder thereof to purchase one Voting Share at a price of US$0.10 per Voting Share. Bitzero Blockchain agreed to issue the JGB Warrants as an inducement to provide the credit facilities described above to Bitzero Blockchain. The parties had initially proposed granting JGB a number of Bitzero Shares equal to the Bitzero Shares underlying the JGB Warrants; however, JGB determined that it was preferable for its own tax planning purposes for it to receive warrants with a nominal exercise price rather than shares. Additionally, the JGB Second Draw and the JGB First Draw Conversion Amount carry a principal amount of US$10,245,000 and may be converted into Voting Shares a conversion price of US$4.00 per Voting Share for a period of 5 years. This is equivalent to 2,561,250 Voting Shares.

Other

On October 30, 2024, Phoenix entered into a commitment letter with Bitzero Blockchain to conduct a share exchange (the “Phoenix Commitment Letter”). Pursuant to the Phoenix Commitment Letter, Phoenix agreed that immediately before the consummation of the Reverse Takeover Transaction pursuant to the Letter Agreement, it exchanged (the “Phoenix Share Exchange”) a certain number of its Bitzero Shares for (i) Bitzero Non-Voting Shares and (ii) Non-Voting Shares. Pursuant to the Phoenix Commitment Letter, Phoenix completed the Phoenix Share Exchange, such that the following occured: Phoenix received, in respect of its Bitzero Shares, a number of Voting Shares equal to the number of Voting Shares that Phoenix would have received under the Reverse Takeover Transaction had the Phoenix Share Exchange not occurred (the “Phoenix Default Share Total”), provided that the number of Voting Shares so received was not to exceed 9.99% of the issued and outstanding Voting Shares, as constituted immediately following the Reverse Takeover Transaction (the number of Voting Shares so received, the “Phoenix Common Share Total”); and (ii) secondly, Phoenix received, in respect of its Bitzero Non-Voting Shares, a number of Non-Voting Shares equal to the difference between the Phoenix Default Share Total and the Phoenix Common Share Total.

On March 25, 2025, Bitzero Blockchain entered into a letter of intent with Lista Renewable Energy Park Site, to form a new joint venture under the laws of Norway for the establishment of a data center on the Lista energy park situated in Vanse, Norway to be owned by the joint venture thereof. The joint venture is to be the asset manager of the property and the letter of intent provides that the parties would share in the profits and losses of the joint venture 50%-50%, among other terms. The parties are to negotiate and execute a mutually acceptable joint venture agreement and accessory agreements no later than August 1, 2025. Under the letter of intent, Bitzero Blockchain’s percentage of ownership in the joint venture will be increased to 75% if the joint venture concludes a financing of 600-650 million NOK for the construction of a high voltage infrastructure and an amount corresponding to 25% and an amount corresponding to 25% of the value of the Lista property shall be contributed by Bitzero Blockchain. Simultaneously, the Lista property shall be transferred to the joint venture as a contribution by Lista.

On March 25, 2025, the parties extended the outside date to conclude all joint venture agreements and accessory agreements to December 31, 2025.

On October 30, 2025, Bitzero Blockchain entered into a sales and purchase agreement (the “FAR Transformer Sales Agreement”) with FAR Holdings Bermuda Ltd. (“FAR”), an arm’s length third party. FAR agreed to supply Bitzero Blockchain with electrical equipment for data center expansion, specifically, two new 60 megavolt-ampere phase station class power transformers and thirty-one 3,600 kilovolt-ampere phase distributor transformers. Pursuant to the terms of the FAR Transformer Sales Agreement, Bitzero Blockchain will acquire the equipment for an aggregate purchase price of US$5,965,980, consisting of US$3,111,990 in cash and US$2,853,990 by way of a convertible note issued to FAR (the “FAR Convertible Note”). Bitzero Blockchain will make payments in two tranches: i) US$428,098.50 to FAR upon closing; and (ii) US$2,683,891.50 of the cash consideration to FAR within five calendar days of the test and inspection report provided by the Equipment Manufacturer in compliance with the process described in the FAR Transformer Sales Agreement. The FAR Convertible Note will also be terminated if Bitzero Blockchain has fully complied with its obligations under the FAR Transformer Sales Agreement and the following conditions have been satisfied (i) JY Transformer Co. Ltd (the “Equipment Manufacturer”) has successfully completed the inspection and testing process described in the FAR Transformer Sales Agreement for all of the equipment, (ii) a certificate by an independent international surveying company has been issued and accepted by Bitzero Blockchain and (iii) the equipment has been made available for pickup at the Equipment Manufacturer’s premises in accordance with the ex works delivery term (collectively, the “FAR Conditions”) by April 22, 2026. The FAR Transformer Sales Agreement provides for delivery on an ex works basis at the manufacturer’s premises, with production completed within approximately 90 days of final drawing approval. The equipment is warranted for 36 months from installation, and the Equipment Manufacturer will provide technical support and spare parts for ten years from commissioning.

On October 30, 2025, Bitzero Blockchain issued the FAR Convertible Note to FAR, as partial consideration under the FAR Transformer Sales Agreement. The FAR Convertible Note was issued in the principal amount of US$2,853,990, accrues interest at 10% per annum (12% upon default), and matures 18 months from the issue date. The holder may convert the outstanding principal and accrued interest into Bitzero Shares at a conversion price of US$0.40 per share at any time prior to maturity, subject to customary conversion mechanics and anti-dilution protections. All rights granted to FAR pursuant to the FAR Convertible Note are conditional upon the FAR Conditions being satisfied, including FAR’s right to convert the FAR Convertible Note into Bitzero Shares or to redeem the FAR Convertible Note, and the FAR Convertible Note shall be deemed null and void if the FAR Conditions have not been satisfied by April 22, 2026. The FAR Convertible Note is subordinate to senior debt.

Significant Acquisitions

During its financial year ended September 30, 2025, the Corporation did not complete any significant acquisition for which disclosure was required under Part VIII – Business Acquisition Report of NI 51-102.

Description of the Business

The Corporation is a provider of IT energy infrastructure and high-efficiency power generation for data centers to support various activities including HPC and Blockchain Mining (the “Business”). The Business focuses on three principal areas: (1) data center development; (2) Bitcoin Mining; and (3) obtaining strategic data center hosting partnerships. Bitzero Blockchain, is the operating entity of the Corporation, which owns all the other Subsidiaries; see “Intercorporate Relationships” for the Corporation’s organization chart.

Bitzero Blockchain was created to disrupt and innovate in the Blockchain and data center spaces to move markets away from unsustainable data and Mining practices. It is engaged in the development and operation of data centers and related energy infrastructure, Bitcoin self-Mining, and HPC hosting. Bitzero Blockchain’s primary objective is to address the increasing demand for IT energy infrastructure driven by the growth of Blockchain technology and other HPC applications by leveraging advanced technology and energy-efficient solutions. By creating harmony with local authorities, investors, and customers, Bitzero Blockchain aims to become a leader in Blockchain Mining and HPC hosting in a sustainable fashion and set a new global standard for best practices in clean energy sourcing, heat capture, and sustainability within local communities.

Data Center Development Overview

Data centers are physical facilities that are used to house computer systems and associated components, IT infrastructure, critical applications, and data for applications and services. Data centers can be used for a variety of purposes and support the needs of large-scale applications, including but not limited to Bitcoin Mining, cloud computing, web hosting, processing large data sets, providing the foundation for artificial intelligence, machine learning, and more. Data center designs are based on computing and networking solutions and include components such as routers, switches, firewalls, storage systems, and more.

Bitcoin Mining Overview

Bitcoin Mining is the process by which new Bitcoins are created and transactions are verified and added to the public ledger known as the Bitcoin Blockchain. Mining is conducted by Miners using hardware and software to generate a cryptographic number that is equal to or less than a number set by the Bitcoin network’s algorithm.1 Bitcoin self-Mining refers to the process by which a Miner validates Bitcoin transactions and adds them to the Blockchain ledger without relying on a trusted third party.

1 How Does Bitcoin Mining Work? A Beginner’s Guide (investopedia.com)

“Hashrate” is a measure of the computational power used in the Mining process of Cryptocurrencies, it indicates how many hash functions a Miner can perform per second. Generally, the higher the Hashrate, the more attempts a Miner can make to add new blocks to the Blockchain. Bitcoin Hashrates are generally measured through exahashes per second (E/Hs); one exahash equals 1018 hashes, which means E/Hs indicates how many quintillion Hash calculations can be performed in one second.2 E/Hs represent high levels of computational power associated with large-scale Mining operations or data centers.3

Hosting Partnerships Overview

Data center hosting is a service where companies and organizations store and manage their IT infrastructure in third-party data centers, enabling them to use the same the services, features, and capabilities of a data center without building their own infrastructure. Data center hosting comes in various forms, including the following:

(1)	Dedicated hosting: a client rents an entire server, giving them full control over its resources;
(2)	Shared hosting: multiple clients share the same server and its resources, making it more cost-effective but with limited control;
(3)	Virtual private server hosting: a server is divided into multiple servers, offering more control and resources than shared hosting; and
(4)	Cloud hosting: resources are distributed across multiple servers, allowing for scalability and flexibility.

Revenues

The following is a breakdown of the Corporation’s revenues by type:

Type	September 30, 2025	September 30, 2024
Digital assets mined	US$24,895,690	US$15,607,000
Hosting services	Nil	US$7,004,281

Notes:

(1)	These mining activities are conducted by Exanorth at the Norway Data Center, for the provision of data processing services for the mining of digital currency.

(2)	The Corporation hosts and provides space and operating and maintenance services to third-party mining companies who locate their mining hardware at its data centers. The Corporation accounts for these agreements as a single performance obligation for services being delivered in a series with delivery being measured by monthly hosting fees of the mining hardware.

Barbadian Subsidiary

The Barbadian Subsidiary’s full name is “Bitzero Inc.,” it was incorporated under the Companies Act of Barbados on December 23, 2021. The Barbadian Subsidiary’s registered and head office is located at the Grove, 21 Pine Road, Belleville, St. Michael BB11113, Barbados. The authorized share structure of the Barbadian Subsidiary consists of an unlimited number of common shares, of which 100 common shares were issued to Bitzero Blockchain for US$100.00 on December 23, 2021.

The Barbadian Subsidiary’s current director and officers are as follows:

Name	Position
Liza Harridyal	Secretary & Director

The Barbadian Subsidiary is a holding corporation incorporated to take advantage of the bilateral tax treaties between (i) Norway and Barbados and (ii) Barbados and Canada. All Bitcoin mined in the Norway Data Center is owned by the Barbadian Subsidiary pursuant to the Barbadian-Exanorth Data Services Agreement (as defined herein).

2 What is Bitcoin Hash rate and why does it matter?

3 ExaHash - Explanation of terms

On December 15, 2021, the Barbadian Subsidiary entered into a data services agreement with Exanorth (the “Barbadian-Exanorth Data Services Agreement”), under which Exanorth provides Cryptocurrency Mining services and Mines Cryptocurrency for the Barbadian Subsidiary. As consideration, the Barbadian Subsidiary pays Exanorth a monthly service fee equal to Exanorth’s costs plus an 11% margin. The term of the Barbadian-Exanorth Data Services Agreement is indefinite, but the parties may terminate the agreement within 90-day prior written notice.

Exanorth

Exanorth is a private limited liability company formed under the laws of Norway on April 4, 2018. Exanorth’s registered address is Tunnsjødalsveien 178, 7892 Trones, c/o Pluss-Okonomi AS, Postboks 2583, 4678 Kristiansand S, Norway. Exanorth has an authorized share capital of NOK 10,883,100 consisting of 300 fully paid shares, each with a nominal value of NOK 36,277. Exanorth is the owner and the operator of the First Norway Property, the Norway Data Center, and the Second Norway Property.

Exanorth’s current directors and officers are as follows:

Name	Position
Mohammed Bakhashwain	Chairman of the Board
Frank Aadnevik	General Manager and Secretary

First Norway Property

Exanorth owns the First Norway Property. The First Norway Property is 50,000 square meters, powered 100% by hydroelectric energy, and is in the low-cost NO4 region where it benefits from cooler temperatures, proximity to network lines including polar cables, and on-site security. The First Norway Property has infrastructure optimized for very low carbon displacement, given that it powered by 100% hydro energy.

Additionally, through the Flexibility Services Agreement, Exanorth adjusts energy usage at the First Norway Property to stabilize the power grid. When Exanorth engages in stabilization efforts, it is compensated under the terms of the Flexibility Services Agreement while also supporting sustainability.

The First Norway Property provides Bitzero Blockchain with an advantageous location for Cryptocurrency Mining for the following key reasons:

1.	Norway is committed to large scale expansion of data center businesses;[4]

2.	Low temperatures reduce server cooling costs, significantly lowering the dependency on excessive energy use;

3.	Clean outside air limits the maintenance required to keep machines in working condition;

4.	The First Norway Property is located next to the local power grid which supplies energy to the Norway Data Center. Since the grid is so close to the First Norway Property, the grid fee is low, and energy produced is conserved;

5.	Fast and reliable internet connection enables dependable communications; and

6.	Hydropower accounts for 90% of Norwegian electricity production, which is considered to be the cheapest source of renewable energy.[5]

The First Norway Property had approximately 320MW Total Capacity. 40MW of Active Capacity at the First Norway Property is being used by the Norway Data Center, and there was approximately 3200MW of Inactive Capacity that could be accessed through development and grid updates. Exanorth intends to expand Active Capacity at the First Norway Property over the coming months and has approval to support expansion of 70MW adding up to the total of 110 MW.

4 Norwegian data centres - sustainable, digital powerhouses - regjeringen.no

5 Data centres in Norway Rapid expansion and fundamental advantages | DLA Piper

In August 2024, Exanorth received approval from the Norwegian Water Resources and Energy Directorate to operates as a utility, which means that Exanorth can control the First Norway Property’s own electrical supply, and energy distribution and grid costs.

Norway Data Center

The Norway Data Center is 50,000 square meters and is located on the First Norway Property. Currently, the Norway Data Center operates as Bitzero Blockchain’s self-Mining revenue-generating operations and is the focal point of the Corporation’s operations.

All the Bitcoin that is self-mined at the Norway Data Center is rewarded from the Luxor Mining Pool and owned by the Barbadian Subsidiary.

The Norway Data Center is powered by hydro energy and Bitcoin Mining operations at the Norway Data Center have a Hashrate of 0.42 E/Hs. Currently, the site has 32 containers and 10,263 Miners.

Second Norway Property

Pursuant to the Second Norway Property LTA, Aadnevik Invest transferred and assigned all rights, title, interest, and obligations it has under the Second Norway Property Option and Lease Agreement to Exanorth in 2024. Exanorth acquired the Second Norway Property Option and Lease Agreement to proactively support near-term growth and profitability objectives but has not yet finalized plans for it.

Zetanorth

Zetanorth is company formed under the laws of Norway on October 23, 2024. Zetanorth’s registered address is Norway, it has an authorized share capital of NOK 30,000, consisting of 1,000 fully paid shares, each with a nominal value of NOK 30.

Zetanorth’s current directors and officers are as follows:

Name	Position
Mohammed Bakhashwain	Director & Chairperson
Frank Aadnevik	Co-Managing Director
Giovanni Gaudenzi	Co-Managing Director

Bitzero ND I

Bitzero ND I is a limited liability company formed under the laws of the North Dakota May 16, 2022. Bitzero ND I’s principal address is 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5. It is the owner of the North Dakota Property.

Bitzero Blockchain is the sole member of Bitzero ND I. Its current governor is Mohammed Bakhashwain.

The North Dakota Property

Bitzero ND, I acquired the North Dakota Property on July 18, 2022, pursuant to a purchase and sale agreement with the Cavalier County Job Development Authority (the “North Dakota Property Purchase Agreement”). The North Dakota Property is over 184 acres and benefits from a diversified energy mix including wind, natural gas, and grid sources, ensuring reliability and efficiency.

The North Dakota Property has Total Capacity of approximately 200MW-300MW. Currently, there is 2.5MW of Active Capacity that is immediately available but not currently being used, and further Inactive Capacity that can be accessed once studies are conducted, facilities are built, and investments in system upgrades are made. Additionally, on the North Dakota Property, there is an 80,000-gallon diesel tank and additional liquid storage tank, which can provide large-scale back-up power supplies, enabling the North Dakota Property to operate independently of other electrical suppliers.

The Nekoma Pyramid was initially built in the late 1960s with initial commissioning occurring in 1975 during the cold war. It consequently has desirable security characteristics well suited for storing highly sensitive information.6 The Nekoma Pyramid is located on the North Dakota Property and is currently non-operational.

The Nekoma Pyramid’s special features and competitive advantages are summarized below:

1.	Potential to offer customers an extremely high level of physical security due to its original design as a government defense installation, making it useful for clients with strict requirements in the areas of data protection and physical security;

2.	Fully reinforced concrete and steel, designed to protect building contents; and

3.	There are redundant power feeds available, which are built to work into the redundant power systems in datacenters and ensure that power gets delivered to all functional server components and acts as physical power supplies sample space for onsite generation and fuel storage.

Bitzero ND I and Bitzero Blockchain are in the process of developing the North Dakota Property and planning the use of the Nekoma Pyramid for their operations. Pursuant to the C&W Agency Agreement, the North Dakota Property may be sold or leased to a third-party, or Bitzero ND I may retain the North Dakota Property for its own use.

Development Plan

The North Dakota Property is expected to be developed in phases:

1.	Phase 0: Complete acquisition and preparation for the site, including: removing asbestos, technical drawings, energizing grid line, finalizing installation and appoint team. Additionally, costing of external requirements such as equipment orders and trenching for fiber optic cabling was conducted at this stage. Phase 0 was completed in 2022.

2.	Phase 1: Confirmed availability of power and infrastructure facilities on the site for data center development, this was completed on August 23, 2024.

3.	Phase 2: Build the Nekoma Pyramid design and supporting infrastructure at the North Dakota Property, including developing the Inactive Capacity of 200MW-300MW.

6 Stanley R. Mickelsen Safeguard Missile Site Radar (MSR) Complex — Cold War Tourist

Bitzero ND II

Bitzero ND II is a limited liability company formed under the laws of North Dakota on May 16, 2022, with a registered address at 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5. Bitzero ND II is the operating entity for real estate owned by ND I, LLC.

Bitzero Blockchain is the sole member of Bitzero ND II. Its current governor is Mohammed Bakhashwain.

Bitzero Finland

Bitzero Finland is a company formed under the laws of Finland. On January 23, 2025, Bitzero Blockchain purchased all the issued and outstanding shares of Bitzero Finland from a third-party.

Bitzero Finland’s current directors and officers are as follows:

Name	Position
Mohammed Bakhashwain	Director and Chairman
Frank Aadnevik	Director
Giovanni Gaudenzi	Director

Bitcoin Mining Operations

Another central component of the Business is Bitcoin Mining. Bitcoin Mining is the most efficient way for the Business to convert energy into sustainable cash flows. This method is predictable, straightforward to manage, and not excessively capital-intensive, with relatively low upfront costs. It involves directly converting energy into cash flows through capital expenditure and infrastructural projects. Currently, all Bitcoin Mining operations are conducted at the Norway Data Center. The Corporation and its Subsidiaries do not Mine any other Cryptocurrency assets. Pursuant to the Barbadian-Exanorth Data Services Agreement, all Bitcoin that is self-mined at the Norway Data Center is owned by the Barbadian Subsidiary.

The process by which Cryptocurrency coins or tokens are created and transactions are verified is called Mining. A user or Miner operates a publicly distributed Mining client, which turns the user’s computer into a “node” on the network that validates blocks. In order to add blocks to the Bitcoin Blockchain, a Miner must map an input data set (i.e., the Blockchain plus a block of the most recent transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length using an algorithm. As more Miners join the network and its processing power increases, the network adjusts the complexity of the block solving equation to maintain a pace of adding a new block to the Blockchain approximately every 10 minutes. Below is further disclosure on the specific steps taken in Bitcoin Mining operations, including how Bitzero Blockchain currently engages in Bitcoin Mining.

1.	Basic Infrastructure: Bitcoin Miners must first secure land with allocated energy resources, typically measured in MW. After that, the Bitcoin Mining site must be prepared for site construction.

At the Norway Data Center, substantiation construction took place which required building a 40MW substation to convert high-voltage grid power to low voltage. The necessary electrical cabling was installed and then contracts with the local energy grid providers were entered into to secure fixed energy prices for 5 years. All electricity and power supplied to the Norway Data Center is through the Energy Provider through the Energy Provider Power Agreement.

2.	Container Setup: Bitcoin Mining containers are used so that owners and investors can move Mining rigs easily. In essence, Bitcoin Mining containers are shipping containers equipped with the necessary components to conduct Mining operations, including power supply units, cooling systems, security measures, and fire suppression systems. Each Bitcoin Mining container houses several Mining computers in racks, consuming approximately 1MW of power each. The number of Mining units per container varies (typically between 200 and 312), depending on the equipment. The containers include racks for Miners, power distribution units (PDUs), cooling systems to maintain optimal temperatures, and fire suppression systems.

Currently, there are 32 containers and 10,263 Miners at the Norway Data Center. Specifications of Exanorth’s containers are provided below:

●	Electricity Connection: Each container connects to the electricity supply via a 2.5MW transformer.

●	Transformer Setup: Each 2.5MW transformer powers two containers, supporting a total computing power consumption of about 2 to 2.1MW.

●	Energization: After setting up the containers and transformers (collectively known as a “Mining Module”), an energization process ensures the module is ready to host Mining computers.

3.	Mining equipment set up: There is specific equipment that is required for Bitcoin Mining. Below is a summary of the type of Mining equipment that is generally used:

●	Mining Hardware: ASICs are commonly used for Bitcoin Mining. These devices are designed specifically for the purpose of Mining and are much more efficient than general-purpose hardware.

●	Mining Software: Miners use software to connect to the Bitcoin network, manage their hardware, and coordinate the Mining process.

●	Mining Pools: Due to the high difficulty of Mining, individual Miners often join Mining Pools. A Mining Pool is a joint group of Cryptocurrency Miners who combine their computational resources over a network. Individually, participants in a Mining Pool contribute their processing power toward the effort of finding a block. This does not include Hashrate based exchanges or contracts.

●	Electricity and Cooling: Mining is energy-intensive and generates a significant amount of heat. Efficient cooling systems and access to low-cost electricity are critical for profitable Mining operations.

●	Operations and management (O&M): Once the Mining units are equipped with active Mining computers, the facility operates continuously, earning Bitcoin rewards from the Blockchain around the clock. Remote monitoring systems oversee the operation, and on-site maintenance is only required if any units underperform or encounter issues.

In terms of equipment at the Norway Data Center, there are 10,263 Miners used. Additionally, Bitzero Blockchain is part of the Luxor Mining Pool, which employs the Luxor Software.

4.	First Type of Revenues: Mining Rewards

Every 10 minutes, a new block is added to the Blockchain ledger by all the Mining computing power existing in the world, comprising approximately 4,500 Bitcoin transactions. Every 10 minutes, the global Bitcoin network rewards Miners with 3.125 Bitcoins. This results in a total daily reward of 450 Bitcoins for all Miners combined. This reward amount halves approximately every four years (once the right block height is reached). The Bitcoin reward per unit of Mining equipment is predictable at the time of purchase but varies over time based on market share. For example, if there are 9 equally powerful Mining units globally and Bitzero Blockchain adds one more, Bitzero would receive 10% of the daily 450 Bitcoin reward. Currently, the total network computing power is over 600 exahashes per second (EH/s), while the most efficient single Miner operates at approximately 0.0002 EH/s.

Bitzero focuses on self-Mining at the Norway Data Center and earns revenue through the amount of Bitcoin mined. Pursuant to a services agreement, Luxor receives 0.20% of each Total Miner Reward and Bitzero Blockchain will receive the remaining 99.8% of each Total Miner Reward. Currently, the Block Subsidy of newly minted Bitcoins in each block is 6.25 Bitcoin/block.

Custody of Crypto Assets & Digital Asset Security Policy and Procedures

The Corporation’s Cryptocurrency assets, which currently consist of Bitcoin only, are mined to one of two Trezor hardware wallets that are owned by Bitzero (the “Wallets”). The Corporation does not currently employ any third-party custodian services. Bitzero has adopted a Digital Asset Security Policy and Procedures guide relating to Cryptocurrency topics, including key, wallet, and account generation.

The Digital Asset Security Policy and Procedures guide applies to all of the Corporation’s employees, contractors, and consultants interacting with digital assets and wallet accessibility components. It establishes controls for digital asset security and covers wallet/key generation, access management, physical/virtual security, and incident response. The policy is applicable to all digital assets, systems, and related transaction activities owned or leased by Bitzero. The Digital Asset Security Policy and Procedures guide is governed by Mohammed Bakhashwain. It provides that no single party can access all wallet components or conduct transactions without third party oversight, including independent legal oversight by a notary or lawyer during wallet generation and storage. Additional key components are as follows:

●	Hardware Wallets: Trezor hardware wallets are used for digital asset storage. Seed phrases are split and stored separately in secure locations, ensuring that no individual has unilateral access.

●	PIN codes and seed phrases: these are divided among designated roles. Physical devices are stored in law firm safety deposit boxes, with access controls and monitoring in place.

●	Dual control and multi-level approval: Wallets are dual controlled, meaning that transactions and changes require the involvement of multiple authorized individuals. Any changes to wallet access or whitelisted addresses require multi-level approval, including authorization from the board of directors.

●	Management review: Monthly Management reviews and board are required for changes in access in rights and major transactions.

●	Physical and Virtual Security: Storage locations are monitored 24/7, and access is logged and restricted. Employee background checks and mandatory digital asset security training are required for all relevant personnel.

●	Incident Response: The policy defines procedures for responding to adverse events, security incidents, and wallet compromise, with annual testing and Board-reviewed updates.

●	Accounting and Financial Controls: Digital assets are recognized as intangible assets under IFRS, with monthly and annual remeasurement, segregation of duties in accounting, and regular reconciliations and audit reviews

5.	Second Type of Revenues: Transaction Fees

Transaction Fees are a crucial component of the Bitcoin network’s incentive structure, ensuring that Miners prioritize certain transactions and continue to maintain the network even after Block Rewards diminish over time.

Miners receive Transaction Fees as an additional incentive, supplementing the Block Reward (the newly created Bitcoins given to the Miner who finds a new block). Users can attach fees to their transactions to incentivize Miners to prioritize their transactions over others. Higher Transaction Fees typically result in faster confirmation times. The total Transaction Fees paid depends on the transaction size in bytes and the fee rate set by the user.

Hosting Partnerships

Pursuant to the Sowrer LTGA, at the Norway Data Center, Exanorth is currently hosting 9.5MW Active Capacity for Sowrer for gross proceeds of approximately US$4.5 million up front (one-time payment) and US$120,000 annually plus maintenance costs. Pursuant to the Exanorth-Arcane Agreement (which was subsequently taken over by Sowrer through execution of the Sowrer LTGA) Sowrer operates the Arcane Servers for cloud computing at the Norway Data Center. In addition, Exanorth hosts the Sowrer Equipment for Sowrer’s Cryptocurrency Mining business.

The Corporation intends on leasing additional excess capacity at its properties to cloud service providers, other Cryptocurrency Miners, artificial intelligence companies and other businesses requiring data center infrastructure. For clarity, “excess capacity” means the MW that are not being used by the Corporation or its Subsidiaries directly.

Specialized Skill and Knowledge

Frank Aadnevik has significant experience in the Cryptocurrency and data center space.

Mr. Aadnevik has been engaged in innovative edge-, HPC- and hyper-scale data centers for the past 25 years. He has been the Executive Director of Exanorth since 2018. Additionally, he took the roles of Country Manager and CEO of Exanorth in 2021. Throughout his career, Mr. Aadnevik has been instrumental in securing key permits, high-voltage GRID connections, and fiber infrastructure, all essential for the successful deployment of energy-efficient facilities. His work supports high-demand computational environments, including Cryptocurrency Mining operations.

A biography of directors and certain officers of the Corporation is contained in the Listing Statement, which is incorporated by reference herein, and available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Competitive Conditions

There are many companies that compete in the Blockchain market, offering a range of products and services. Some examples of Blockchain Mining companies include:

Company	Headquarter Location	Description
Argo Blockchain Inc.	London, United Kingdom	Argo Blockchain Inc. is a global data center business that provides a platform for Cryptocurrency Mining operations. It uses renewable sources of power to support Blockchain technologies. It is listed on the London Stock Exchange and NASDAQ Global Select Market.[7]
Bit Digital	New York, USA	Bit Digital is a sustainability-focused infrastructure platform for digital assets and artificial intelligence. It has Bitcoin Mining operations in the USA, Canada, and Iceland and powers the Ethereum Blockchain by conducting Ethereum staking.[8] The majority of the company’s Miners run on carbon-free power.
Bitfarms Ltd.	Ontario, Canada	Bitfarms Ltd. is a Cryptocurrency Mining company that Mines Cryptocurrency and coins in Canada, the United States, Paraguay, and Argentina. It owns and operates server farms that validate transactions on the Bitcoin Blockchain and earns Cryptocurrency from Block Rewards and Transaction Fees. It also undertakes hosting of third-party Mining hardware.[9] It has 12 data centers and focuses on hydroelectricity and natural gas.
Cipher Mining Technologies Inc.	New York, USA	Cipher Mining Technologies Inc. is an industrial-scale Bitcoin Mining company dedicated to expanding and strengthening the Bitcoin network’s infrastructure in the United States.[10]
CleanSpark, Inc.	Nevada, USA	CleanSpark, Inc. owns and operates data centers that run on low-carbon power. The company operates as a Bitcoin Miner in the U.S and is listed on the NASDAQ.[11]

7 Argo Blockchain | Bitcoin Mining & Technology Company

8 Bit Digital (BTBT) | Bitcoin Mining & AI Infrastructure Services (bit-digital.com)

9 Bitfarms Ltd. (BITF.TO) Company Profile & Facts - Yahoo Finance; Company - Bitfarms Ltd. (BITF)

10 Cipher Mining Technologies Inc.

11 CleanSpark | Cryptocurrency & Blockchain | America’s Bitcoin Miner

Core Scientific, Inc.	Delaware, USA	Core Scientific provides digital asset Mining services in North America. It operates a scalable Bitcoin Mining, Bitcoin hosting, and HPC hosting business. The company is listed on the NASDAQ. It Mines digital assets for its own account and provides hosting services for other large Bitcoin Miners.[12]
Greenidge Generation Holdings Inc.	New York, USA	Greenridge Generation Holdings Inc. operates as an integrated Cryptocurrency datacenter and power generation company. The company owns and operates Cryptocurrency datacenter in New York, and it hosts and provides services to Bitcoin Mining equipment owned by customers. It provides carbon-neutral Mining services and has additional sites in Mississippi, North Dakota, and South Carolina. It currently trades on the NASDAQ.[13]
Gryphon Digital Mining, Inc.	Nevada, USA	Gryphon Digital Mining Inc. operates a carbon-neutral Bitcoin Mining company in the United States. It trades on the NASDAQ.[14]
HIVE Digital Technologies Ltd.	British Columbia, Canada	Hive Digital Technologies Ltd. specializes in building and operating data centers. It combines its expertise in data center operations with Bitcoin Mining and is attempting to advance Web3, artificial intelligence, and HPC.[15] The company operates data centers in Canada, Sweden, and Iceland for computing and Mining Cryptocurrencies, including Bitcoin and other coins. It trades on the NASDAQ, Frankfurt Stock Exchange, and TSX Venture Exchange.
Riot Platforms, Inc.	Colorado, USA	Riot Platforms Inc., operates a Bitcoin Mining business in North America, focusing on Bitcoin Mining, Data Center Hosting, and Engineering. It also provides co-location services for institutional-scale Bitcoin Mining companies. It has Bitcoin Mining data center operations in Texas and Kentucky and switchgear engineering and fabrication operations in Colorado.[16]

12 Core Scientific - A leader in bitcoin Mining and digital infrastructure for emerging high-value compute.

13 Greenidge Generation Holdings Inc. (GREE) Stock Price, News, Quote & History - Yahoo Finance

14 Bitcoin Mining | ESG Driven Mining | Gryphon Digital Mining

15 HIVE Digital Technologies Ltd

16 About | Riot Platforms

Brand Positioning

Hundreds of startups are working on a plethora of HPC and Bitcoin Mining companies. The Cryptocurrency market is highly competitive, consolidated, and regulated. The competitive landscape for Bitcoin Mining is shaped by several key factors, including technological advancements, energy costs, regulatory and market dynamics.

Every 10 minutes, 3.125 Bitcoin are rewarded to the global Mining network. Such amount halves every 4 years. Market participants compete to secure the largest share of this reward by continuously investing in capital expenditures to expand and enhance their Mining operations.17

ASICs are specialized devices designed specifically for Bitcoin Mining. They offer high efficiency and performance compared to general-purpose hardware like central processing units and graphics processing units. Additionally, continuous advancements in Mining hardware led to increased hash rates and energy efficiency. Market participants must regularly upgrade their equipment. The Business integrates recent ASICs and leading technology to keep up with market competition.

Additionally, since Mining is energy-intensive, regions with lower electricity costs are more attractive. Countries like Norway, Iceland, the United States and Kazakhstan have been popular due to lower costs of electricity. Although, there is a growing trend towards using renewable energy sources for Mining to reduce costs and address environmental concerns. The environmental footprint of Blockchain Mining operators can influence public perception and regulatory decisions and the environmental impact of Bitcoin Mining has led to scrutiny and calls for more sustainable practices in general. Exanorth’s renewable hydroelectric power supply at the Norway Property represents the way-forward and adds a competitive advantage to its business, by sourcing green energy to fuel the facility.

Various jurisdictions have differing tax policies and regulatory requirements for Cryptocurrency Mining, impacting the profitability and feasibility of operations. The Corporation and Bitzero Blockchain are headquartered in British Columbia, Canada, and the other Subsidiaries are headquartered in various international jurisdictions.

To mitigate the inherent variance in rewards, Blockchain Miners often join Mining Pools where they combine their Hashrate power and share the rewards proportionally. A few large Mining Pools such as AntPool, F2Pool, and Pooling18 dominate the network, making it challenging for new or smaller pools to compete.

Trends

Due to regulatory changes and electricity costs, there’s a constant shift in the geographical distribution of Mining operations. Recent trends have seen Miners moving from China to North America, Central Asia, and Europe. The Business is well-positioned because it has developed the Norway Property and will be focusing on either expanding the North Dakota Property or selling or leasing it in the near future.

The price of Bitcoin directly affects Blockchain Mining profitability. In addition, as more Miners join the network, it becomes increasingly difficult to engage in Blockchain Mining because the market share of each participant is reduced. Cryptocurrency also undergoes periodic halving of Block Rewards every four years, which reduces the number of new Bitcoins awarded to Miners, impacting revenue and profitability.

Intellectual Property

The Corporation and its Subsidiaries do not have any registered intellectual property rights.

Cycles

The Corporation believes that the Business will not suffer from cyclical or seasonal sales variances.

17 The Bitcoin Halving: Everything you need to know (coinbase.com)

18 Popular Bitcoin Mining Pools Compared (btcpeers.com)

Economic Dependence

The Corporation is not economically dependent on any individual supplier or customer.

Changes to Contracts

The Corporation is not expected to be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Employees

As of the date hereof, the Corporation has 8 employees, inclusive of all executive officers and employees working at Subsidiaries. For the purposes of this section, “employees” means any individuals who have entered into employment contracts with the Corporation,

Bitzero Blockchain or any Subsidiaries. The following table sets out the employees by subsidiary and department:

Entity	Role or Department	Number of Employees
The Corporation	CEO	1
	Business Development, Finance, Administration, and Public Relations	2
Exanorth	CEO	1
	Operations – Site & Project Managers	3
Zetanorth	CEO	1

Bankruptcy and Similar Procedures

There have been no bankruptcies, receivership, or similar proceedings against the Corporation or its respective Subsidiaries, whether voluntary or otherwise, since incorporation and, to the knowledge of Management, there are no such contingent or threatened proceedings.

RISK FACTORS

The Corporation is subject to a number of risks. A non-exhaustive list of certain specific and general risks that Management is aware of and believe to be material to, and could affect, the business, results of operations, prospects and financial condition of the Corporation (the “Non-Exhaustive List of Risk Factors”) is attached as Schedule “A” to this Annual Information Form. When reviewing forward- looking statements and other information contained in this Annual Information Form, readers should carefully consider the Non- Exhaustive List of Risk Factors, as well as other uncertainties, potential events and industry and company-specific factors that may have a Material Adverse Effect on the Corporation.

The Non-Exhaustive List of Risk Factors are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Business. Additional risks and uncertainties not presently known to Management or that Management does not currently anticipate will be material may impair the Business operations and its operating results, and as a result could materially impact the Business, results of operations, prospects and financial condition of the Corporation. Further, the Corporation operates in a regulated and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for Management to predict all risk factors or the impact of such factors on the Business. Except as required by Applicable Securities Laws, the Corporation does not intend, and does not assume any obligation, to update or revise the Non-Exhaustive List of Risk Factors attached as Schedule “A” to this Annual Information Form or other information contained in this Annual Information Form.

DIVIDENDS AND DISTRIBUTIONS

To date, the Corporation has not declared or paid any cash dividends on any of its issued securities. Other than requirements imposed under applicable corporate Law, there are no other restrictions on the ability of the Corporation to pay dividends under the notice of articles and other constating documents of the Corporation.

As at the AIF Date, the Corporation does not have any intention of paying dividends in the foreseeable future. Any determination to pay any future dividends in any of the Corporation’s issued securities will remain at the discretion of the respective Board and will be made based an assessment of various factors, including, the Corporation’s earnings, financial requirements and other conditions deemed relevant by the respective Board.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized share structure consists of: (i) an unlimited number of Voting Shares of which 50,621,091 Voting Shares are issued and outstanding as of the date of this AIF and; and (ii) an unlimited number of Non-Voting Shares of which 2,312,243 Non-Voting Shares are issued and outstanding as of the date of this AIF.

The Non-Voting Shares are “restricted securities” under National Instrument 41-101–General Prospectus Requirements and Ontario Securities Commission Rule 56-501–Restricted Shares (the “Restricted Share Rules”) as the Non-Voting Shares carry a lesser number of votes per security than the Voting Shares. In accordance with the Restricted Share Rules, the Corporation received majority approval of the securityholders of the Corporation, excluding any votes attaching to securities held, directly or indirectly, by affiliates of the Corporation or control persons of the Corporation, to create the Non-Voting Shares at its special meeting held on August 25, 2025. For further information on the creation of the Non-Voting Shares, see the Special Meeting Circular which is available on the Corporation’s SEDAR+ profile.

Below is a summary of the rights and restrictions attaching to the Shares.

Issue of Shares

Voting Shares

Subject to the BCBCA and the rights of the holders of issued shares of the Corporation, the Corporation may issue, allot, sell or otherwise dispose of the unissued Voting Shares, and issued Voting Shares, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a Voting Share with par value must be equal to or greater than the par value of the Voting Share.

Non-Voting Shares

The Non-Voting Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Non-Voting Shares of such series, the whole subject to the filing with the executive director (as defined in the BCBCA) of a Notice of Alteration.

Voting Rights

Voting Shares

The holders of Voting Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders. The holders of Voting Shares are entitled to vote in person or by proxy at all meetings of the Corporation and at all such meetings each such holder has one vote for each Voting Share held.

Non-Voting Shares

The holders of the Non-Voting Shares shall be entitled to receive notice of and to attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Corporation and shall be entitled to receive all notices of meetings, information circulars and other written information from the Corporation that the holders of Common Shares are entitled to receive from the Corporation but not to vote at such general meetings, unless otherwise required by law or as referred to herein.

Dividend Rights

Voting Shares

The holders of Voting Shares are entitled to receive dividends if, as and when declared by the Board out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such time as and at such place in Canada as the Board may from time to time determine.

Non-Voting Shares

The Voting Shares and the Non-Voting Shares shall rank equally with one another and subordinate to any other shares of the Corporation ranking senior to the Voting Shares and the Non-Voting Shares as to such dividends as may be declared by the Board out of funds legally available therefor and all dividends, other than stock dividends payable in equity shares, will be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all the Voting Shares and the Non-Voting Shares at the time outstanding, without preference or priority of one share over another.

The Board may declare separate stock dividends payable in equity shares for each of the Voting Shares and the Non-Voting Shares provided that: (a) such stock dividends shall be declared contemporaneously and paid at the same time and in equal numbers of additional equity shares per share on all the Voting Shares and the Non-Voting Shares at the time outstanding; (b) such stock dividends shall be paid (i) in the Voting Shares to the holders of Voting Shares and (ii) in the Non-Voting Shares to the holders of the Non-Voting Shares.

Rights upon Liquidation, Dissolution or Winding Up

Voting Shares

In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of assets or property of the Corporation amongst holders of Voting Shares for the purpose of winding up its affairs, the holders of Voting Shares shall be entitled to receive all property and assets of the Corporation properly distributable to the holders of Voting Shares.

Non-Voting Shares

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Corporation which remain after payment to the holders of any shares ranking in priority to the Voting Shares and the Non-Voting Shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the Voting Shares and the Non-Voting Shares, without preference or distinction.

No Pre-emptive Rights

Voting Shares

Holders of Voting Shares have no pre-emptive or preferential right to purchase any securities of the Corporation.

Non-Voting Shares

The holders of the Non-Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of the Non-Voting Shares or bonds, debentures, or other securities of the Corporation now or in the future.

Conversion

Voting Shares

Voting Shares are not convertible into shares of any other class or series or be subject to redemption or retraction by the Corporation or shareholders.

Non-Voting Shares

Subject to the Ownership Limitation (as defined herein), holders of Non-Voting Shares shall have conversion rights as follows (the “Non-Voting Share Conversion Rights”):

(i)	Right to Convert. Each Non-Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such shares, into fully paid and non-assessable Voting Shares.

(ii)	Limitation on Conversion Rights. Notwithstanding anything to the contrary contained in these Articles, a holder of Non-Voting Shares shall not have the right to convert any portion of the Non-Voting Shares into Voting Shares to the extent that, after giving effect to such conversion, the holder thereof has either (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly of more than 9.9% of the Corporation’s issued and outstanding Voting Shares immediately after giving effect to such conversion (the “Non-Voting Share Ownership Limitation”). The Corporation shall not effect any exercise of any convertible securities of the Corporation, including the Non-Voting Shares (convertible securities of the Corporation together with the Non-Voting Shares, the “Convertible Securities”) held by the holder thereof, and such holder shall not have the right to exercise any portion of its Convertible Securities so held, to the extent that after giving effect to such issuance after exercise as set forth on the applicable notice of exercise or subscription form, as the case may be, the holder would beneficially own in excess of the Non-Voting Share Ownership Limitation. For purposes of the foregoing sentence, the number of Voting Shares beneficially owned by the holder shall include the number of Voting Shares issuable upon exercise of the Convertible Securities with respect to which such determination is being made but shall exclude the number of Voting Shares which would be issuable upon exercise of the remaining, non-exercised portion of the Non-Voting Shares. To the extent that the Non-Voting Share Ownership Limitation applies, the determination of whether the Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Convertible Securities are exercisable shall be in the discretion of the Corporation, and the submission of a notice of exercise, shall be deemed to be the holder’s determination of whether the Convertible Securities are exercisable (in relation to other securities owned by the holder) and of which portion of the Convertible Securities are exercisable, in each case subject to the Corporation Ownership Limitation. In determining the number of outstanding Voting Shares, the Corporation may rely on the number of outstanding Voting Shares as reflected in (A) the Corporation’s most recent periodic or annual report filed with the Canadian securities commissions, (B) a more recent public announcement by the Corporation or (C) a more recent written notice by the Corporation or the transfer agent setting forth the number of Voting Shares outstanding. Upon the written or oral request of the holder, the Corporation shall within one Business Day confirm orally and in writing to the holder the number of Voting Shares then outstanding. In any case, the number of outstanding Voting Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Convertible Securities, by the holder since the date as of which such number of outstanding Voting Shares was reported. The “Ownership Limitation” shall be 9.99% of the number of shares of the Voting Shares outstanding immediately after giving effect to the issuance of Voting Shares issuable upon exercise of the Convertible Securities; provided however that: (A) the holder may, in its sole discretion, subject to (B), elect that this subsection cease to apply to the holder by sending written notice of such election to the Corporation, and (B) the holder has filed, and any stock exchange on which the Voting Shares are then listed has cleared for acceptance, personal information forms in the form prescribed by such exchange, in respect of the Corporation and any third party that is in any manner connected with the holder and which the exchange requires a personal information form to be submitted.

(iii)	Mechanics of Conversion. Before any holder of Non-Voting Shares shall be entitled to convert Non-Voting Shares into Voting Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Voting Shares are to be issued (each, a “Non-Voting Share Conversion Notice”). The Corporation shall (or shall cause its transfer agent to), within two (2) Business Days thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Non-Voting Shares to be converted, and the person or persons entitled to receive the Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Voting Shares as of such date.

(iv)	All Non-Voting Shares which shall have been surrendered for conversion in accordance with the Articles shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only the right of the holders thereof to receive Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

Repurchases of Outstanding Voting Shares

Under the Corporation’s notice of articles, but subject to the provisions of the BCBCA, the Corporation may, if authorized by the Board, purchase any issued Voting Shares in circumstances at a price and on terms determined by the directors. However, the Corporation may not purchase Voting Shares at any time when, immediately following such purchase, it would be unable to pay its debts as they fall due in the ordinary course of business or making the payment or providing the consideration would render the Corporation insolvent. Subject to the BCBCA and applicable securities laws, including issuer bid rules under National Instrument 62-104 – Take-over Bids and Issuer Bids, Corporation may, from time to time, with the agreement of a holder, purchase all or part of the holder’s Voting Shares whether or not Corporation has made a similar offer to all or any other of the holders of Voting Shares.

Adjustments for Distributions

In the event the Corporation declares a distribution to holders of the Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends), or options or rights, then, in each such case, the holders of the Non-Voting Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of the Voting Shares into which their Non-Voting Shares are convertible as of the record date fixed for determining the holders of the Voting Shares entitled to receive such distribution.

Recapitalizations and Stock Splits

Voting Shares

Subject to the BCBCA, the Corporation may by special resolution:

(i)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(ii)	increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Corporation is authorized to issue out of any class or series of shares for which no maximum is established;

(iii)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(iv)	if the Corporation is authorized to issue shares of a class of shares with par value:
•	decrease the par value of those shares; or
•	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(v)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(vi)	alter the identifying name of any of its shares; or

(vii)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Non-Voting Shares

If at any time or from time-to-time, the Corporation shall (i) effect a recapitalization of the Voting Shares; (ii) issue Voting Shares as a dividend or other distribution on outstanding Voting Shares; (iii) subdivide the outstanding Voting Shares into a greater number of Voting Shares; (iv) consolidate the outstanding Voting Shares into a smaller number of Voting Shares; or (v) effect any similar transaction or action (each, a “Corporation Recapitalization”), provision shall be made so that the holders of Non-Voting Shares shall thereafter be entitled to receive, upon conversion of Non-Voting Shares, the number of Voting Shares or other securities or property of the Corporation or otherwise, to which a holder of Voting Shares deliverable upon conversion would have been entitled on such Corporation Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this with respect to the rights of the holders of Non-Voting Shares after the Corporation Recapitalization to the end that the provisions of the Articles shall be applicable after that event as nearly equivalent as may be practicable.

No Fractional Shares and Certificates as to Adjustment

No fractional Voting Shares shall be issued upon the conversion of any Non-Voting Shares and the number of Voting Shares to be issued shall be rounded up to the nearest whole Common Share. Whether or not fractional Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Non-Voting Shares the holder is at the time converting into Voting Shares and the number of Voting Shares issuable upon such aggregate conversion.

Disputes – Conversion Ratios

Non-Voting Shares

Any holder of Non-Voting Shares that beneficially owns more than 5% of the issued and outstanding Non-Voting Shares may submit a written dispute as to the determination of the conversion ratio, the arithmetic calculation of the conversion ratio of Non-Voting Shares to Voting Shares, or the Corporation Ownership Limitation by the Corporation, to the Board with the basis for the disputed determinations or arithmetic calculations. The Corporation shall respond to the holder within two business days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Corporation Ownership Limitation.

Other

Voting Shares

There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Non-Voting Shares

Any Non-Voting Share converted shall be retired and cancelled and may not be reissued as shares of such series or any other class or series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of Non-Voting Shares accordingly.

Options

As at the AIF Date, the Corporation has an aggregate of 1,018,033 unexercised Options issued and outstanding under the Omnibus Plan. The following table describes the material terms of the issued and outstanding Options:

Date Issued	Number of Underlying Voting Shares	Exercise Price	Expiry Date
May 7, 2021(1)	518,033	US$0.50	May 7, 2026
March 3, 2022(2)	150,000	US$4.00	March 3, 2027
April 1, 2022(3)	20,000	US$4.00	April 1, 2027
July 12, 2022(4)	170,000	US$4.00	July 12, 2027
November 19, 2025(5)	160,000	US$4.00	November 19, 2028

Notes:

1.	On May 7, 2021, various consultants and officers of Bitzero Blockchain were issued 5,180,333 Bitzero Blockchain Options for services rendered to Bitzero Blockchain. The Bitzero Blockchain Options were exchanged for 518,033 Options pursuant to the Reverse Takeover Transaction.

2.	On March 3, 2022, a consultant was issued 1,500,000 Bitzero Blockchain Options for consulting services rendered to Bitzero Blockchain. The Bitzero Blockchain Options were exchanged for 150,000 Options pursuant to the Reverse Takeover Transaction.

3.	On April 1, 2022, a consultant was issued 200,000 Bitzero Blockchain Options for consulting services rendered to Bitzero Blockchain. The Bitzero Blockchain Options were exchanged for 20,000 Options pursuant to the Reverse Takeover Transaction.

4.	On July 12, 2022, a consultant was issued 1,700,000 Bitzero Blockchain Options for consulting services rendered to Bitzero Blockchain. The Bitzero Blockchain Options were exchanged for 170,000 Options pursuant to the Reverse Takeover Transaction.

5.	On November 19, 2025, 1,600,000 Bitzero Blockchain Options were issued to certain incoming directors of the Board. These were exchanged for 160,000 Options pursuant to the Reverse Takeover Transaction.

RSUs

As at the AIF Date, the Corporation has nil RSUs issued and outstanding under the Omnibus Plan.

Warrants

The Corporation has warrants issued and outstanding. As at the AIF Date, the Corporation has an aggregate of 2,947,230 unexercised warrants issued and outstanding. The following table describes the material terms of the issued and outstanding Warrants:

Date Issued	Number of Underlying Voting Shares	Exercise Price	Expiry Date
October 10, 2025	268,750(1)	US$4.00	October 10, 2027
October 14, 2025	375,000(2)	US$4.00	October 14, 2027
November 19, 2025	2,303,480(3)	US$0.10	November 19, 2030

Notes:

(1)	Warrants issued in connection with the Bitzero Convertible Note Financing are exercisable for the purchase of one Voting Share at a price of US$5.00 per Voting Share.

(2)	Warrants issued in connection with the Bitzero 2025 Financing have a 2-year expiry and are exercisable for the purchase of one Voting share.

(3)	Warrants issued pursuant to the JGB Loan Agreement that are exercisable for the purchase of one Voting Share.

Convertible Notes and Debt Securities

As at the AIF Date, the Corporation has an aggregate of 3,330,998 Voting Shares underlying convertible notes and debt securities. The following table describes the material terms of the issued and outstanding convertible notes and debt securities:

Date Issued	Number of Underlying Voting Shares	Conversion Price	Maturity Date
October 10, 2025	58,925(1)	US$4.00	October 10, 2035
October 20, 2025	2,561,250(2)	US$4.00	October 20, 2035
October 20, 2025	713,498(3)	US$4.00	October 20, 2035

Notes:

(1)	The Bitzero Convertible Notes carry a principal amount of US$235,695 and may be converted into Voting Shares at a conversion price of US$4.00 per Voting Share at any time prior to the maturity date.

(2)	The JGB Second Draw and the JGB First Draw Conversion Amount carry a principal amount of $10,245,000 and may be converted into Voting Shares a conversion price of US$4.00 per Voting Share for a period of 5 years.

(3)	Pursuant to the FAR LOI, the FAR Note is convertible into 713,498 Voting Shares at a price of US$4.00 per Voting Share.

MARKET FOR SECURITIES

Trading Price and Volume

On November 24, 2025, the Voting Shares were listed on the CSE under the symbol “BITZ.U”.

The following tables sets forth information relating to the trading of the Voting Shares on the CSE for the months indicated:

Month	High ($)	Low ($)	Trading Volume
November	4.12	2.31	389,624
December	3.00	2.25	461,628
January	3.99	2.20	1,479,313
February	3.50	3.17	67,462

Prior Sales

During the financial year ended September 30, 2025, and up to the AIF Date, the Corporation issued the following securities, which are convertible into Voting Shares but are not listed or quoted on a marketplace:

Date Issued	Number & Type of Bitzero securities	Issue Price per Security	Consideration
January 31, 2025, to February 10, 2025	280,500 RSUs (1)	US$2.00	Consulting or Employment Services
June 27, 2025	1,955,986 JGB First Warrants(2)	N/A	JGB Loan Agreement
June 29, 2025	2,850,000 RSUs(3)	US$2.00	Consulting or Employment Services
September 9, 2025	1,133,000 RSUs (4)	US$4.00	Consulting Services
October 6, 2025 to October 10, 2025	268,750 warrants issued in connection with Bitzero Convertible Notes(5)	US$5.00	Cash
October 6, 2025 to October 10, 2025	$1,075,000 convertible debt, compromising the Bitzero Convertible Notes(5)	US$0.40	Cash
October 14, 2025	100,000 RSUs(6)	US$4.00	Consulting Services
October 14, 2025	375,000 warrants (7)	US$4.00	Cash
October 20, 2025	597,171 JGB Second Warrants(8)	N/A	JGB Second Draw Agreement
October 20, 2025	US$10,245,000 convertible debt, comprising the JGB Second Draw and the JGB First Draw Conversion Amount(9)	US$4.00	Cash
November 19, 2025	160,000 Options (10)	US$4.00	Consulting Services

Notes:

(1)	Bitzero Blockchain issued 28,050,000 Bitzero RSUs to various consultants and employees. This is equivalent to 280,500 RSUs in the capital of the Corporation.

(2)	Pursuant to the JGB Loan Agreement, Bitzero Blockchain issued to the lenders JGB First Warrants entitling the lenders to collectively purchase 4% of the issued and outstanding Bitzero Shares (on a fully diluted basis), being 19,559,862 warrants. Each warrant entitled the holder thereof to purchase one Bitzero Share at an exercise price of US$0.01 per Bitzero Share. This is equivalent to 1,955,986 warrants at an exercise price of US$0.10 for one Voting Share each.

(3)	Bitzero Blockchain issued 28,500,000 RSUs that vested immediately and converted to Bitzero Shares on July 31, 2025. This is equivalent to 2,850,000 RSUs exercisable into one Voting Share each.

(4)	Bitzero Blockchain issued 11,330,000 Bitzero RSUs to consultants. This is equivalent to 1,133,000 RSUs in the capital of the Corporation. All of the RSUs converted into Voting Shares at the close of the Reverse Takeover Transaction.

(5)	Pursuant to the Bitzero Convertible Note Financing, Bitzero Blockchain issued the Bitzero Convertible Notes accruing at a 15% interest rate compounded annually and mature 36 months from the issue date with a total principal amount of US$1,075,000. The Bitzero Convertible Notes hold a conversion price of US$0.40 per share with a 3-year maturity for a total of 2,687,500 Bitzero Shares. This is equivalent to 268,750 Voting Shares with a conversion price of US$4.00 per Voting Share. In connection with the Bitzero Convertible Note Financing, a total of 2,687,500 warrants were issued to subscribers, exercisable at a price of $0.50 per Bitzero Share into 2,687,500 Bitzero Shares for a period of 2-years. This is equivalent 268,750 Voting Shares at an exercise price of $5.00 per Voting Share.

(6)	Bitzero Blockchain issued 1,000,000 RSUs to a consultant. This is equivalent to 100,000 RSUs in the capital of the Corporation after the Reverse Takeover Transaction.

(7)	An arm’s length party invested US$1,500,000 in Bitzero Blockchain and as consideration received 3,750,000 Bitzero Shares and 3,750,000 warrants to purchase Bitzero Shares, whereby each warrant entitled the holder to purchase one Bitzero Share at an exercise price of US$0.40 per Bitzero Share. This is equivalent to 375,000 Voting Shares and warrants to purchase 375,000 Voting Shares at an exercise price of US$4.00 per Voting Share.

(8)	Pursuant to the JGB Second Draw Agreement, Bitzero Blockchain issued to the lenders JGB Second Warrants entitling the lenders to collectively purchase 1% of the issued and outstanding Shares (on a fully diluted basis as of the closing date of the Reverse Takeover Transaction), being 5,971,710 JGB Second Warrants. Each JGB Second Warrant entitled the holder thereof to purchase one Bitzero Share at an exercise price of US$0.01 per Bitzero Share. This is equivalent to 597,171 warrants, each exercisable into one Voting Share at an exercise price of US$0.10 per Voting Share.

(9)	The JGB Second Draw Agreement provides for voluntary conversion rights, allowing each lender, at its option, to convert the outstanding principal and accrued interest of the JGB Second Draw and the JGB First Draw Conversion Amount, comprising an aggregate of US$10,245,000 in principal amount into Bitzero Shares at a conversion price US$0.40 per share, subject to adjustment and beneficial ownership limitations. Following the completion of the Reverse Takeover Transaction, the JGB Second Draw and the JGB First Draw Conversion Amount are convertible into Voting Shares at a price of US$4.00 per Voting Share.

(10)	On November 19, 2025, 1,600,000 Bitzero Options were issued to certain incoming directors of the Board. These Bitzero Options were exchanged for 160,000 Options exercisable at US$4.00 and expire on November 19, 2028. 100,000 Options were issued to Gilles Seguin and 60,000 Options were issued to Claudia Di Iorio.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

For the Corporation’s most recently completed financial year ended September 30, 2025, and prior to completion of the Reverse Takeover Transaction, there were no Options issued and outstanding pursuant to the Previous Stock Option Plan or otherwise.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

There were no securities of the Corporation subject to a contractual restriction on transfer as of the AIF Date. To the knowledge of the Corporation, the following table sets out the securities that are subject to escrow restrictions as of the date of the AIF:

Name and Municipality of Residence of Securityholder	Designation of Class of Security	No. of Securities Held in Escrow	Percentage of Class
Mohammed Bakhashwain Jeddah, Saudi Arabia	Voting Shares	3,539,445	7.02%
K&P Capital Corp.(1) Ontario, Canada	Voting Shares	45,000	0.09%
Giovanni Gaudenzi London, United Kingdom	Voting Shares	1,260,000	2.50%
Exakraft AS(2) Oslo, Norway	Voting Shares	540,000	1.07%
Josie Anne Vilchez Chirichigno(3) Oslo, Norway	Voting Shares	225,000	0.45%
Claudia Di Iorio Québec, Canada	Options	54,000	0.11%
Gilles Seguin Quebec, Canada	Options	90,000	0.18%
Kazco Holdings Ltd.(4) Quebec, Canada	Voting Shares	90,000	0.18%
Total Voting Shares Subject to Escrow		5,699,445	0.11%
Total Options Subject to Escrow		144,000	14%

Notes:

(1)	The Voting shares held by K&P Capital Corp. are beneficially owned and controlled by Igor Kostioutchenko.

(2)	The Voting Shares held by Exakraft AS are beneficially owned and controlled by Frank Aadnevik.

(3)	The Voting Shares held by Josie Anne Vilchez are beneficially owned and controlled by Frank Aadnevik.

(4)	The Voting Shares held by Kazco Holdings Ltd. are beneficially owned and controlled by Gilles Seguin.

The Corporation is classified as an “emerging issuer” under NP 46-201. An “emerging issuer” is an issuer that after its initial public offering is not an “exempt issuer” or an “established issuer” (as such terms are defined in NP 46-201). Based on the Corporation being an “emerging issuer” (as defined in NP 46-201), subject to the exceptions set out in NP 46-201, all securities held by principals (as defined in NP 46-201) of the Corporation are to be held in escrow (the “Escrowed Securities”). All such Escrowed Securities are subject to a 36-month escrow period pursuant to an escrow agreement (the “Escrow Agreement”). Ten percent of the Escrowed Securities of each principal that is subject to the Escrow Agreement were exempt from escrow effective on the receipt of notice confirming the listing of Voting Shares on the CSE. Thereafter, the balance of such Escrowed Securities will be released over 36 months in six-month intervals in equal tranches of 15% from the date of the listing of the Voting Shares on the CSE. The Escrowed Securities will be released as follows:

On the Listing Date	1/10 of the Escrowed Securities
6 months after the Listing Date	1/6 of the remaining Escrowed Securities
12 months after the Listing Date	1/5 of the remaining Escrowed Securities
18 months after the Listing Date	1/4 of the remaining Escrowed Securities
24 months after the Listing Date	1/3 of the remaining Escrowed Securities
30 months after the Listing Date	1/2 of the remaining Escrowed Securities
36 months after the Listing Date	The remaining Escrowed Securities

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out certain information with respect to the directors and officers of the Corporation. Each director of the Corporation was elected to hold office until the next annual meeting of the shareholders of the Corporation or until their successor is duly elected or appointed:

Name, Province/State and Country of Residence	Position	Principal Occupation for Past Five Years	Number and Percentage of Voting Shares Beneficially Owned or Controlled(1)	Number and Percentage of Options
Mohammed Bakhashwain (5) Jeddah, Saudi Arabia	CEO, Chief Strategy Officer & Director	See biography in the Listing Statement.	3,932,717 Voting Shares 7.77%	Nil
Igor Kostioutchenko Ontario, Canada	CFO	See biography in the Listing Statement	50,000 Voting Shares 0.10%	Nil
Giovanni Gaudenzi(2) London, United Kingdom	Head of Finance & Director	See biography in the Listing Statement	1,400,000 Voting Shares 2.77%	Nil
Claudia Di Iorio(2)(5) (3) Quebec, Canada	Director	See biography in the Listing Statement	Nil	60,000 Options to purchase 60,000 Voting Shares 5.89%
Gilles Seguin (2)(5)(4) Quebec, Canada	Corporate Secretary & Director	See biography in the Listing Statement	100,000 Voting Shares(7) 0.20%	100,000 Options to purchase 100,000 Voting Shares 9.82%

Notes:

(1)	Voting securities of the Corporation beneficially owned, or controlled or directed, directly or indirectly as of the AIF Date. As of the AIF date, there are 50,621,091 Voting Shares issued and outstanding. Information regarding voting securities held does not include voting securities issuable upon the exercise of Options (as defined herein), warrants or other convertible securities of the Corporation. Information in the table above is derived from the Corporation’s review of insider reports filed with SEDI and from information furnished by the respective individual.

(2)	Member of the Audit Committee.

(3)	Chair of the Audit Committee.

(4)	Chair of the Board.

(5)	Member of the Compensation and Governance Committee.

(6)	Igor Kostioutchenko holds his Voting Shares through K&P Capital Corp.

(7)	Gilles Seguin holds his Voting Shares through Kazco Holdings Ltd.

As at the AIF Date, based on the Corporation’s review of insider reports filed with SEDI and from information furnished by each director and officer of the Corporation, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, and exercised control or direction over approximately 5,482,717 Voting Shares, representing approximately 11% of the issued and outstanding Voting Shares as at the AIF Date.

A biography of directors and certain officers of the Corporation is contained in the Listing Statement, which is incorporated by reference herein, and available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Other than as set out below, no director or executive officer of the Corporation is, as at the AIF Date, or has been within 10 years before the AIF Date, a director, CEO, or CFO of any company (including the Corporation), that:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that Person was acting in the capacity as director, CEO or CFO.

Gilles Seguin was a director of Intema Solutions Inc. from 2011 to April 2018. On March 1, 2014, a failure-to-file cease trade order was issued due to a failure to file audited financial statements for the financial year ended December 31, 2013, and the corresponding management discussion & analysis. The cease trade order was subsequently revoked on July 16, 2020.

Bankruptcies

No director or executive officer of the Corporation, nor a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the AIF Date, or has been within the 10 years before the AIF Date, a director or executive officer of any company (including the Corporation) that, while that Person was acting in that capacity, or within a year of that Person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the AIF Date, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Corporation, nor a shareholder of the Corporation holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Corporation may participate, the directors and officers of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the transaction. The Corporation’s directors and officers may, from time to time, also be engaged in certain outside business interests that do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s directors and officers may have fiduciary obligations associated with such outside business interests, that could interfere with their ability to devote time to the Business and affairs and that could adversely affect the Corporation’s operations. Further, such outside business interests could require significant time and attention of the Corporation’s directors and officers.

In addition, the Corporation may also become involved in other transactions which conflict with the interests of the Corporation’s directors and officers who, may from time to time deal with persons, firms, institutions or companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable Laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable Laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and officers of the Corporation, no Person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Although, Phoenix, may become a principal securityholder (i.e., hold 10% or more of the Voting Shares) if it files and clears a personal information form with the CSE. Phoenix holds 4,925,538 Voting Shares (representing 9.99% of the issued and outstanding Voting Shares) and 2,312,243 Non-Voting Shares, which are convertible on a one-for-one basis into Voting Shares, subject to certain restrictions, such that, if the entirety of the Non-Voting Shares held by Phoenix were converted into Voting Shares, Phoenix would hold an aggregate of 7,237,781 Voting Shares (representing 13.9% of the issued and outstanding Voting Shares). See “Description of Capital Structure” for a description of the terms and conditions applicable to the Non-Voting Shares.

Voting Trusts

To the knowledge of the Corporation, no voting trust exists within the Corporation such that more than 10% of any class of voting securities of the Corporation are held, or are to be held, subject to any voting trust or other similar agreement.

Associates and Affiliates

To the knowledge of the Corporation none of the principal shareholders is an Associate or Affiliate of any other principal shareholder.

PROMOTERS

Except as disclosed below, no Person has, during the two most recently completed financial years preceding the date hereof, been a promoter of the Corporation.

Mohammed Bakhashwain, the CEO, director & President of the Corporation and Bitzero Blockchain, could be considered to be a Promoter of the Corporation, within the meaning of Applicable Securities Laws, in that he took the initiative in founding and organizing the current business of the Corporation. As at the AIF Date, Mr. Bakhashwain continues to be responsible for, among other things, identifying new business opportunities for the Corporation.

Giovanni Gaudenzi, the Head of Finance of the Corporation could be considered to be a Promoter of the Corporation, within the meaning of Applicable Securities Laws, in that he took the initiative in founding and organizing the current business of the Corporation. As at the AIF Date, Mr. Gaudenzi continues to be responsible for, among other things, identifying new business opportunities for the Corporation.

As at the AIF Date, Mohammed Bakhashwain beneficially owns, controls, and directs an aggregate of 3,932,717 Voting Shares, being 7.90% of Voting Shares on an undiluted basis, and Giovanni Gaudenzi beneficially owns, controls, and directs an aggregate of 1,400,000 Voting Shares, being 2.81% on an undiluted basis.

Effective August 11, 2022, Bitzero Blockchain and Giovanni Gaudenzi entered into an executive employment agreement with Giovanni Gaudenzi, pursuant to which the parties agreed to the terms and conditions of Mr. Gaudenzi’s continued employment as the Head of Finance of the Corporation. The Corporation adopted the employment agreement and pays Mr. Gaudenzi an annual salary of US$360,000 less applicable statutory deductions, exclusive of bonuses, benefits, and other compensation.

Effective January 1, 2026, Bitzero Blockchain and Mohammed Bakhashwain entered into the Bakhashwain Employment Agreement, pursuant to which the parties agreed to the terms and conditions of Mr. Bakhashwain’s continued employment as the President and Chief Strategy Officer of the Corporation. The Corporation adopted the Bakhashwain Employment Agreement and pays Mr. Bakhashwain an annual salary of US$750,000 000 less applicable statutory deductions, exclusive of bonuses, benefits, and other compensation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no legal proceedings where the amount involved, exclusive of interest and costs, exceeded ten percent of the current assets of the Corporation nor are there any material regulatory actions to which the Corporation is or was a party to, or to which any of its respective property is or was the subject of, during the financial year ended September 30, 2025 and to the knowledge of the Corporation, no such proceedings are contemplated, other than as disclosed below. From time to time, however, the Corporation may become subject to various claims and legal actions arising in the ordinary course of the Business.

Chamandy Litigation

Gregory Harley Chamandy served as CEO of Bitzero Blockchain pursuant to a consulting agreement signed between his wholly-owned company and Bitzero Blockchain.

Bitzero Blockchain initiated a civil claim against Gregory Harley Chamandy, Life Partners Capital Inc. and Life Partners Capital (Cayman) Inc. at the Superior Court of Quebec, on March 7, 2022. Bitzero Blockchain seeks damages to compensate it for the negative financial consequences of Chamandy’s actions during his tenure as CEO of Bitzero Blockchain.

On March 23, 2022, Chamandy and Life Partners (Cayman) Inc. commenced a counter civil claim against Bitzero Blockchain, Akbar Shamji, and Mohammed Salah Bakhashwain (the “Chamandy Litigation”). Chamandy, claims that Bitzero Blockchain, under the direction of Akbar Shamji and Mohamed Salah Bakhashwain, terminated him in a manner that was oppressive and unfairly prejudicial. Chamandy seeks various orders pursuant to section 227(3) of the BCBCA, general and special, aggravated, and punitive damages for defamation. This litigation is ongoing and multiple depositions have taken place. At this stage, no trial date will be set for the foreseeable future.

Shawn Riley Litigation

On February 7, 2024, Shawn Riley filed a lawsuit in the State of North Dakota in the district court county of Cass – Eastern Central judicial district against ND II, LLC and Bitzero Blockchain. Shawn Riley claims the amount of US$1,258,567 plus interest, costs, disbursements and attorney’s fees for breach of an unsigned employment contract allegedly entered into between Mr. Riley and ND II, LLC. This litigation is ongoing.

ACCT, Inc. and Bitzero ND I, LLC

On May 14, 2025, ACCT, Inc., a Minnesota Limited Liability Company commenced a lawsuit against Bitzero Blockchain related to a construction lien in North Dakota. On November 17, 2025, the parties settled the lawsuit and signed a mutual release.

Regulatory Actions

There were no penalties or sanctions imposed against the Corporation by a court relating to securities legislation, or by a securities regulatory authority, during the financial year ended September 30, 2025 and to the knowledge of the Corporation, no such penalties or sanctions are contemplated. Further, there are no penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision.

The Corporation did not enter into any settlement agreement before a court relating to securities legislation, or with a securities regulatory authority, during the financial year ended September 30, 2025.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of the Corporation or any of Subsidiaries had any outstanding indebtedness to the Corporation or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Annual Information Form, the Corporation is not aware of any material interest, direct or indirect, of (i) any Person that beneficially owns, or exercises control or direction over, directly or indirectly, more than ten percent of the voting rights attached to the Voting Shares, (ii) any director or officer of the Corporation, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within the three most recently completed financial years, or during the current financial year, that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Voting Shares is Odyssey Trust Company at its principal offices at 702-67 Yonge Street, Toronto, Ontario M5E 1J8.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there were no contracts entered into by the Corporation during the 12-month period ended September 30, 2025, which are material, or entered into before the 12-month period ended September 30, 2025, but are still in effect and which are required to be filed with Canadian securities regulators in accordance with Section 12.2 of NI 51-102, other than the following contracts:

a)	Barbadian-Exanorth Data Services Agreement;

b)	Escrow Agreement;

c)	Exanorth-Exakraft Settlement Agreement;

d)	FAR Convertible Note;

e)	FAR Transformer Sales Agreement;

f)	JGB Loan Agreement;

g)	JGB Second Draw Agreement;

h)	Letter Agreement;

i)	Luxor Services Agreement;

j)	ND I, ROFR;

k)	North Dakota Property Purchase Agreement;

l)	Phoenix Asset Purchase Agreement;

m)	Second Norway Property Option and Lease Agreement;

n)	Sowrer LTGA;

o)	Sowrer-Exanorth Lease Agreement;

p)	Sowrer-Exanorth Power Agreement;

q)	FAR Transformer Sales Agreement;

r)	Investor rights agreement with Omar Kassem Alesayi Holding Group;

s)	Pre-emptive rights agreement with Omar Kassem Alesayi Holding Group; and

t)	ND I limited option agreement.

Copies of the above-listed material contracts are available for inspection at the offices of the Corporation located 1100 One Bentall Centre, 505 Burrard St, Suite 1100, Vancouver, BC V7X 1M5, at any time during ordinary business hours. Copies of the above-listed material contracts are also available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

INTERESTS OF EXPERTS

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this Annual Information Form, either directly, or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the Person:

SRCO Professional Corporation were appointed as auditors of the Corporation on September 12, 2024. SRCO Professional Corporation audited the consolidated financial statements of Bitzero Blockchain, being the acquirer of the Corporation pursuant to the Reverse Takeover Transaction, for the financial year ended September 30, 2025, and 2024, together with the notes thereto. SRCO Professional Corporation advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

MNP LLP, audited the annual financial statements of the Corporation for the years ended October 31, 2024, and 2023, together with the notes thereto, in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

To the knowledge of Management, as of the date hereof, no expert, nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the property of the Corporation or of an associate or affiliate of the Corporation, and, as of the date hereof, each expert, or any associate or affiliate of such person, as a group, beneficially owns, directly or indirectly, less than 1% of the outstanding securities of the Corporation and no such person is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of an associate or affiliate of the Corporation.

AUDIT COMMITTEE

Audit Committee Charter

The Corporation adopted a new Audit Committee Charter, which sets out, among other things, the composition of the Audit Committee, as well as its responsibilities, duties, principles and procedures. A copy of the Audit Committee Charter can be found attached as Schedule “G” to the Corporation’s Listing Statement, which is filed on SEDAR+.

Composition of the Audit Committee

The Audit Committee is comprised of the following members:

Name	Independence (1)	Financial Literacy (2)
Gilles Seguin	Independent	Financially Literate
Giovanni Gaudenzi	Not Independent	Financially Literate
Claudia Di Iorio(3)	Independent	Financially Literate

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(3)	Claudia Di Iorio is the Chair of the Audit Committee.

National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. Each member of the Corporation’s current Audit Committee is “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined.

Relevant Education and Experience

Each member of the Corporation’s present Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Member Biographies

The following is a summary of the relevant education and experience of the current members of the Audit Committee:

Gilles Seguin – Corporate Secretary & Director (Age: 65)

Gilles Seguin is an international securities and corporate lawyer, member of the Quebec Bar (1982) and the Paris Bar (2016). He is a partner at BCF LLP, where he serves as the Vice-Chairman of the board of directors and the head of the Governance Committee. He has served on the board and been an officer of numerous public and non-profit companies. He is known for his deep expertise in corporate governance and international mergers and acquisitions.

Giovanni Gaudenzi – Head of Finance (Age: 49)

Giovanni Gaudenzi has over 16 years of experience in investment banking at Credit Suisse and JP Morgan. He holds a bachelor’s degree of Liceo Classico at Collegio San Luigi in Bologna, Italy and a master’s degree in engineering. He founded Mackenzie Associates, a boutique family office, in 2016 where he provided investment advisory, real estate, and private equity services to insurance companies, pension funds, asset managers, and other corporates. Giovanni was appointed as the Head of Finance of Bitzero Blockchain in July 2022, and continues to render services to other clients through his family office.

Claudia Di Iorio – Director (Age: 30)

Claudia Di Iorio is a lawyer and received her Bachelor of Law from McGill University in 2019. Claudia completed a clerkship and was a lawyer at BCF Avocats from May 2018 to May 2021; Legal Counsel for Legal Suite Canada from May 2021 to June 2022; and a lawyer at BCA Avocats from January 2023 to August 2023. Claudia has been a director on the board for Société d’assurance automobile du Québec since July 2017 and also is currently a lawyer at CD1 Legal Inc., where she maintains a broad business law practice.

Audit Committee Oversight

Since the commencement of the Corporation’s financial year ended September 30, 2025, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Other than as disclosed below, at no time since the commencement of the Corporation’s most recently completed fiscal year has the Corporation relied on an exemption from the provisions of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Corporation’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Corporation. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman of the Audit Committee will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditors during its most recently completed financial year ended October 31, 2024, prior to the change of financial year end to September 30, 2025, are as follows:

	Fiscal Year ended October 31, 2024 (C$)	Fiscal Year ended October 31, 2023 (C$)
Audit Fees(1)	30,000	55,000
Audit-related Fees(2)	Nil	Nil
Tax Fees(3)	10,000	10,000
All Other Fees(4)	Nil	Nil
Total	40,000	65,000

Notes:

(1)	“Audit fees” include aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

The aggregate fees billed by Bitzero Blockchain’s external auditors during its most recently completed financial year ended September 30, 2025, are as follows:

	Fiscal Year ended September 30, 2025 (US$)	Fiscal Year ended September 30, 2024 (US$)
Audit Fees(1)	205,000	250,000
Audit-related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	205,000	250,000

Notes:

(1)	“Audit fees” include aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Additional information concerning the Corporation, including the remuneration and indebtedness, of the directors and officers of Bitzero Blockchain, the principal holders of securities, the securities authorized for issuance under equity compensation plans and the corporate governance practices of the Corporation as prescribed by National Instrument 58-101 – Disclosure of Corporate Governance Practices with respect to the corporate governance guidelines adopted in National Policy 58-201 – Corporate Governance Guidelines, is contained in the Listing Statement, which is incorporated by reference herein, and is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

Additional financial information concerning the Corporation, including the Annual Financial Statements and related management’s discussion and analysis for the financial year ended September 30, 2025, can be found on the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

SCHEDULE “A”

NON-EXHAUSTIVE LIST OF RISK FACTORS

Capitalized terms used in this Schedule “A” and defined in the Annual Information Form to which this Schedule “A” is attached have the meanings defined in the Annual Information Form unless otherwise defined herein.

An investment in the Voting Shares involves a high degree of risk and should be considered highly speculative due to the nature of the Business and its present stage of development. An investment in the Corporation’s securities is suitable only for those knowledgeable and sophisticated investors who are willing to risk loss of their entire investment. Prospective investors should consult with their professional advisors to assess an investment in the Corporation’s securities. In evaluating the Corporation and its Business, investors should carefully consider, in addition to the other information contained in this Annual Information Form, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations.

Risks Related to the Operations of the Corporation

The Corporation may be unable to achieve or sustain profitability in the future

There is no assurance that the Corporation will earn profits in the future, or that profitability, if achieved, will be sustained. The Corporation expects to continue to incur significant expenses including sales and marketing expenses, product development, research and development costs and other expenses. In addition, the Corporation expects that its general and administrative costs and other expenses will increase following this Listing Statement due to the additional costs associated with being a public company. These efforts and additional expenses may be more costly than the Corporation expects, and the Corporation cannot guarantee that it will be able to increase its revenue to offset such expenses. The Corporation revenue may decline, or its revenue growth may be constrained for a number of reasons, including reduced demand for the Corporation’s products and services, increased competition or failure to capitalize on growth opportunities. The Corporation will need to generate sufficient additional revenue to achieve profitability and, even if it achieves profitability, the Corporation cannot be sure that it will remain profitable for any substantial period of time. The Corporation’s failure to achieve or sustain profitability could negatively impact its ability to obtain financing, pursue its business objectives, and have a material adverse effect on the value of the Shares.

Limited Operating History

The Corporation had a limited history of operations and consequently, the Corporation’s current operations inherited from Bitzero Blockchain are subject to all the business risks and uncertainties associated with any early-stage enterprise, including possible under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and a lack of significant revenue. The limited operating history may also make it difficult for investors to evaluate the Corporation’s prospects for success. There can be no assurance that the Corporation will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the risks, expenses, and difficulties frequently encountered in early stages of operations.

Growth Management

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects.

Information Technology Systems and Cyberattacks

The Corporation has entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Corporation’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Corporation’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.

The Corporation has not experienced any material losses to date relating to cyberattacks or other information security breaches, but there can be no assurance that the Corporation will not incur such losses in the future. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Risks related to Insurance

The Corporation intends to insure its operations in accordance with technology industry practice. However, such insurance may not be available, uneconomical for the Corporation, or the nature or level may be insufficient to provide adequate insurance cover. Further, the Corporation may not insure against cyber-theft or hacking attacks. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Corporation.

Risks related to Industry Regulation

The Corporation will be subject to a variety of laws and regulations across all jurisdictions in which it operates, including but not limited to, Cryptocurrency, intellectual property, advertising, marketing, distribution, data and information security, electronic communications, competition, consumer protection, privacy laws, unfair commercial practices, taxation, and securities law compliance. These laws, regulations and legislation, along with other applicable laws and regulations, which in some cases can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations could have a material adverse impact on the Corporation and lead to increases in costs and expenditure as well as restrict its existing operations and ability to expand.

These laws and regulations, as well as any changes to the same and any related inquiries, investigations or any other government actions, may be costly to comply with and may delay or impede new product development, result in negative publicity, increase the Corporation’s operating costs, require significant management time and attention, and subject it to remedies that may harm its business including fines or demands or orders that modify, or cease certain or all existing business practices, or implement costly and burdensome compliance measures. Any such consequences could adversely affect the Corporation’s business, results of operations or financial condition.

Risks related to Litigation

The Corporation may, from time to time, become involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Corporation cannot reasonably predict the likelihood or the outcome of these actions. Adverse outcomes in some, or all of these, claims may result in significant monetary damages or injunctive relief that could adversely affect the Corporation’s ability to conduct its business. Even if the Corporation prevails in any such legal proceeding, the proceedings could be costly and time consuming and may divert the attention of management and key personnel from the Corporation’s operations.

Changes in Technology

The Corporation’s ability to compete in the markets it serves may be threatened by change, including changes in technology, changes with respect to consumer needs, competition and industry standards. The Corporation will actively seek solutions that respond (in a timely manner) to Cryptocurrency developments, data center developments, high processing computing developments and other prospective client needs, however its failure to respond well to these challenges could adversely impact the Corporation’s business, financial position and results of operations. New product development or modification is costly, involves significant research, development, time, and expense, and may not necessarily result in the successful commercialization of any new products.

Market Unpredictability

Because the Cryptocurrency is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding whether to invest in the Corporation and, few, if any, established corporations whose business model the Corporation can follow or upon whose success the Corporation can build. Accordingly, investors will have to rely on their own estimates in deciding whether to invest in the Corporation. There can be no assurance that the Corporation’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

Ability to form strategic alliances

The Corporation’s growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships with third parties. There can be no assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can there be any assurance that new relationships, if any, will afford the Corporation the same flexibility under which it currently operates. If the Corporation is unsuccessful in establishing or maintaining its relationship with these third parties, the Corporation’s ability to compete in the marketplace or to grow its revenue could be impaired, and operating results could suffer.

Impact of system interruptions

The Corporation’s ability to provide reliable service largely depends on the efficient and uninterrupted operation of its intelligence platform. Any significant interruptions could harm its business and reputation and result in a loss of consumers. The Corporation’s systems and operations could be exposed to damage or interruptions from fire, natural disaster, power loss, telecommunications failure, terrorism, vendor failure, unauthorized entry and computer viruses or other causes, many of which may be beyond its control. Although the Corporation will have taken steps to prevent a system failure, the measures taken may not be successful and the Corporation may experience problems other than system failures. The Corporation may also experience software defects, development delays, installation difficulties and other systems problems, which would harm its business and reputation and expose it to potential liability which may not be fully covered by business interruption insurance. The Corporation’s data applications may not be sufficient to address technological advances, changing market conditions or other developments.

Reliance on Management and Key Personnel

The Corporation’s success, including its research and development and operational success, will depend on the ability of its directors, officers and other key personnel to develop and execute on the Corporation’s business strategies and manage its ongoing operations, and on the Corporation’s ability to attract and retain key personnel. A risk associated with the Corporation’s business is the loss of important staff members. The Corporation is currently in good standing with all high-level employees and believes that with well-managed practices it will remain in good standing. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees.Any loss of the services of such individuals could have a material adverse effect on the Corporation’s business, operating results or financial condition.

In addition, the Corporation’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for qualified personnel in the Corporation’s industry is significant and the Corporation may incur significant costs to attract and retain them. No assurance can be provided that the Corporation will be able to attract or retain key personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Indebtedness

Bitzero Blockchain currently has outstanding, indebtedness that is secured by some or all of its assets. If Bitzero Blockchain defaults under the terms of such secured debt, the lenders may enforce their security interests and realize on the collateral, which could include assets essential to the Bitzero Blockchain’s operations. This could materially adversely affect Bitzero Blockchain’s ability to continue its business and meet its obligations to other creditors and securityholders. The existence of secured debt may also limit Bitzero Blockchain’s ability to obtain additional financing, as potential lenders or investors may be subordinated to the existing secured creditors. Furthermore, secured creditors may have remedies and rights that rank in priority to those of other creditors and shareholders, which could result in little or no recovery for such other stakeholders in the event of an enforcement or insolvency proceeding.

Interest Rate and Benchmark Risk pursuant to the JGB Loan Agreement

The interest rate on the JGB Loan Agreement is a floating rate, based on Term SOFR (or a replacement benchmark, if necessary) plus a fixed spread. As a result, the interest rate may vary significantly over the life of the loan. An increase in market rates may cause the interest payments owed by borrowers to rise, potentially increasing the overall cost of borrowing. Should the underlying benchmark rate (Term SOFR) become unavailable or be replaced, the agent may select a substitute rate, which may differ from the original rate. These factors may affect the amount and timing of interest payments due and may materially impact investors’ returns or the value of the loan securities.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other companies whose operations may, from time to time, be in direct competition with those of the Corporation. Conflicts, if any, will be subject to the procedures and remedies available under the OBCA. In the event that any such conflict of interest arises, a director or officer who has such a conflict will disclose the conflict to a meeting of the directors of the Corporation and, if the conflict involves a director, the director will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. In accordance with the provisions of the OBCA, the directors and officers of the Corporation are required to act honestly in good faith, with a view to the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Corporation, the degree of risk to which the Corporation may be exposed and its financial position at that time.

Additional Financing

There is no guarantee that the Corporation will be able to execute on its business strategy. It is expected that the Corporation will require additional financing to make further investments or take advantage of future opportunities. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as upon the business success of the Corporation. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Cash flow from operations

For the financial year ended September 30, 2025, the net cash from operating activities was approximately $5,526,691. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. If the Corporation experiences future negative cash flow, the Corporation may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Corporation will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favourable to the Corporation. In addition, the Corporation expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

Liquidity

The Corporation cannot predict at what prices the Voting Shares will trade at, and there can be no assurance that an active trading market in the Corporation will develop or be sustained. There is a significant liquidity risk associated with an investment in the Corporation.

Dilution

The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities. If the Corporation was to issue the Shares, existing holders of such shares may experience dilution in their holdings. Moreover, when the Corporation’s intention to issue additional equity securities becomes publicly known, the market price for Shares may be adversely affected.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Corporation’s operations will be significantly affected by changes in prices of Cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Corporation control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If Cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Corporation could determine that it is not economically feasible to continue activities. Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Corporation. Volatility may have an impact on the value of the Corporation’s inventory of currencies.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a Cryptocurrency reward from Mining. If the network difficulty increased at a significantly higher rate than the Corporation’s hashrate and the price of Cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Corporation’s operations would be significantly affected. There can be no assurance that Cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain

Crises may motivate large-scale purchases of Cryptocurrencies which could increase the price of Cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Corporation’s Bitcoin inventory. The possibility of large-scale purchases of Cryptocurrencies in times of crisis may have a short-term positive impact on the prices of. As an alternative to fiat currencies that are backed by central governments, Cryptocurrencies such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or locally. Large-scale sales of Cryptocurrencies would result in a reduction in their market prices and adversely affect the Corporation’s operations and profitability.

Acceptance and/or widespread use of Cryptocurrency is uncertain

Currently, there is relatively small use of Bitcoin and/or other Cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Corporation’s operations, investment strategies, and profitability. As relatively new products and technologies, Bitcoin, and its other Cryptocurrency counterparts have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of Cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of Cryptocurrencies. The relative lack of acceptance of Cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by Cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Corporation’s operations, investment strategies, and profitability.

The Corporation’s Bitcoin may be subject to loss, theft or restriction on access

There is a risk that some or all of the Corporation’s coins could be lost or stolen. Access to the Corporation’s coins could also be restricted by cybercrime (such as a denial of service (“DDoS”) attack) against a service at which the Corporation maintains a hosted online wallet. Any of these events may adversely affect the operations of the Corporation and, consequently, its investments and profitability. The loss or destruction of a private key required to access the Corporation’s digital wallets may be irreversible. The Corporation’s loss of access to its private keys or its experience of a data loss relating to the Corporation’s digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public Blockchain. The Corporation will publish the public key relating to digital wallets in use when it verifies the receipt of Bitcoin transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Corporation will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to wallets used to store the Corporation’s Bitcoin could adversely affect its investments and profitability.

Risk related to technological obsolescence and difficulty in obtaining hardware

To remain competitive, the Corporation will continue to invest in hardware and equipment at the Norway Data Center required for maintaining the Corporation’s Mining activities. Should competitors introduce new services/software embodying new technologies, the Corporation recognizes its hardware and equipment, and its underlying technology may become obsolete and require substantial capital to replace such equipment. The increase in interest and demand for Cryptocurrencies has led to a shortage of Mining hardware as individuals purchase equipment for Mining at home. Equipment in the Norway Data Center will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Corporation searches for replacement equipment to ensure the Norway Data Center is running smoothly.

There are factors which may prevent the Corporation from the realization of growth targets. The Corporation is currently in the expansion from early development stage

The Corporation’s growth strategy contemplates opening additional data centers. There is a risk that this will not be achieved on time, on budget, or at all, as it can be adversely affected by a variety of factors, including some that are discussed elsewhere in these “Risk Factors” and the following:

●	Delays or failures in obtaining an appropriate location and/or space for the data centers;

●	data center design errors;

●	environmental pollution;

●	non-performance by third party contractors;

●	increases in materials or labour costs;

●	construction performance falling below expected levels of output or efficiency;

●	breakdown, aging or failure of equipment or processes;

●	contractor or operator errors;

●	operational inefficiencies;

●	labour disputes, disruptions or declines in productivity;

●	inability to attract sufficient numbers of qualified workers; disruption in the supply of energy and utilities; and

●	major incidents and/or catastrophic events such as fires, explosions or storms.

Increased power costs may adversely affect the business

The Corporation expects that power-related costs will account for a significant portion of future expenses. While the Corporation has the Norway Data Center, the Corporation will continue to be reliant on third-party power providers. One of the Corporation’s key competitive advantages will be the lower cost for our services that we will achieve by factors such as low operating costs. There is no guarantee that the value of the low cost power grid will remain consistent in the future. Rising energy costs may damage the Corporation’s business by reducing our competitive advantages globally against other IT infrastructure facilities providers since our existing and future customers may no longer experience significant cost-savings if our energy costs are higher than those of our global competitors. As a result, rising energy costs could potentially harm the Corporation’s results of operations by decreasing our standing with customers.

Discretion as to the Use of Available Funds

The Corporation’s management will have broad discretion in how it uses the funds available to it. Management may use the available funds in ways that shareholders may not consider desirable. The results and the effectiveness of the application of the funds are uncertain. If the funds are not applied effectively, the results of the Corporation’s operations may suffer. Shareholders may not agree with the manner in which management chooses to allocate and spend the available funds.

Erroneous Transactions and Human Error

Transactions involving Cryptocurrencies are final and cannot be reversed. If a transfer is made in error, or if a transaction is compromised, it will generally remain irrevocable. Despite the internal controls implemented by the Corporation to reduce operational mistakes, human or technological errors may still occur. Where the Corporation cannot identify the recipient of misdirected Cryptocurrencies, or cannot negotiate a corrective transfer with the receiving party, the Corporation may have no ability to retrieve or unwind the transaction. In addition, any Cryptocurrency inadvertently sent to wallets or accounts outside the Corporation’s control may be permanently unrecoverable.

The use of Cryptocurrencies for payments, commerce, and other digital transactions forms part of a fast-developing sector built on cryptographic and algorithmic protocols. The trajectory of this industry, and the broader adoption of Cryptocurrencies, remains uncertain. Any stagnation, disruption, or decline in the development, acceptance, or functionality of these underlying protocols could negatively affect the Corporation’s business and operations.

A number of factors may influence the evolution and sustainability of the Cryptocurrency ecosystem, including:

●	Increasing or decreasing global adoption and use of Cryptocurrencies;

●	Governmental or quasi-governmental regulation affecting Cryptocurrencies or access to related networks and platforms;

●	Shifts in consumer behavior, demographics, preferences, and technological literacy;

●	Ongoing maintenance, improvement, and community support for the open-source protocols that underpin major Cryptocurrency networks;

●	The emergence and appeal of alternative methods of transacting, including innovations in traditional fiat-based payment systems;

●	Broader economic conditions and the policy environment affecting digital assets; and

●	Negative sentiment toward Bitcoin specifically or toward Cryptocurrencies more generally.

Risks Related to the Securities

Market Volatility

The Corporation cannot assure you that a market will continue to develop or exist for the Voting Shares or what the market price of the Voting Shares will be. The Corporation cannot assure that a market will continue to develop or be sustained once the Voting Shares are listed on the Exchange. If a market does not continue to develop or is not sustained, it may be difficult for investors to sell the Voting Shares at an attractive price or at all. The Corporation cannot predict the prices at which the Voting Shares will trade.

The market price for the Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control, including the following:

●	actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

●	recommendations by securities research analysts;

●	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

●	addition or departure of the Corporation’s executive officers and other key personnel;

●	release or expiration of lock-up or other transfer restrictions on outstanding Voting Shares;

●	sales or perceived sales of additional Voting Shares;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or the Corporation’s competitors;

●	operating and share price performance of other companies that investors deem comparable to us; fluctuations to the costs of vital production materials and services;

●	changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility;

●	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies;

●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets; and

●	regulatory changes in the industry.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Voting Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely affected, and the trading price of the Voting Shares might be materially adversely affected.

The Corporation does not anticipate paying cash dividends

The Corporation current policy is to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Corporation. Therefore, the Corporation does not anticipate paying cash dividends on the Voting Shares in the foreseeable future. The Corporation’s dividend policy will be reviewed from time to time by the Board in the context of its earnings, financial condition and other relevant factors. Until the time that the Corporation pays dividends, which the Corporation might never do, Corporation shareholders will not be able to receive a return on their Voting Shares unless they sell them.

Future sales of Voting Shares by existing shareholders could reduce the market price of the Voting Shares

Sales of a substantial number of Voting Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Voting Shares intend to sell Voting Shares, could reduce the market price of the Voting Shares. Additional Voting Shares may be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for Voting Shares. Holders of Corporation Options will have an immediate income inclusion for tax purposes when they exercise their Corporation Options (that is, tax is not deferred until they sell the underlying Voting Shares). As a result, these holders may need to sell Voting Shares purchased on the exercise of Corporation Options in the same year that they exercise their options. This might result in a greater number of Voting Shares being sold in the public market, and fewer long-term holds of Voting Shares by the Corporation’s management and employees.

Forward Looking Statements and Future Oriented Financial Information May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Corporation’s financial estimates, projections and other forward-looking information incorporated into this Listing Statement were prepared by management without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Corporation and become familiar with the assumptions underlying any estimates, projections or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Corporation and its subsidiaries might achieve. See “Cautionary Note Regarding Forward-Looking Information” and “Future-Oriented Information and Financial Outlook Information”.